QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on May 6, 2002

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

STONEHAVEN REALTY TRUST
(Name of small business issuer in its charter)

Maryland	334413	98-0166007
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

5620 Smetana Road, Suite 330
Minnetonka, Minnesota 55343
952-935-5411
(Current address and telephone number of Registrant)

with copies to:
Messerli & Kramer PA
1800 Fifth Street Towers
150 South Fifth Street
Minneapolis, Minnesota 55402-4246
612-672-3600

        Approximate date of proposed sale to the public- From time to time after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Shares, par value
$0.01 per share	3,115,347	$0.40(1)	$1,246,139	$115

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the last sale price of our Common Shares on the AMEX on April 26, 2002.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SELLING SHAREHOLDERS'
PROSPECTUS

STONEHAVEN REALTY TRUST
3,115,347 Common Shares
American Stock Exchange
RPP

This prospectus relates to 3,115,347 Common Shares of the Company that may be sold by the selling shareholders named under "Selling Shareholders." The Common Shares being sold hereunder represent (a) the resale of up to 2,347,872 Common Shares held by certain selling shareholders, and (b) the registration of up to 509,725 Common Shares issuable upon conversion of 147,832 Class A Preferred Shares, 177,750 Common Shares issuable upon conversion of Common Units of the Operating Partnership, and 80,000 Common Shares issuable upon exercise of options, held by certain selling shareholders.

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See Risk Factors beginning on Page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    * This is an offering of our Common Shares by certain shareholders of Stonehaven Realty Trust.

    * The selling shareholders will receive all of the proceeds from the sale of their shares, less any commissions or discounts paid to brokers or other agents.

    * The selling shareholders may offer and sell the shares in one or more transactions at prevailing market prices, or in privately negotiated transactions at prices other than the market price. On April 26, 2002, the last sale price for the Common Shares, as reported on the American Stock Exchange, was $0.40 per share.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell their shares until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell shares and it is not soliciting an offer to buy shares in any state where the offer or sale is not permitted.

The date of this prospectus is May 6, 2002.

Principal Executive Office:
5620 Smetana Road, Suite 330
Minnetonka, Minnesota 55343
952-935-5411

TABLE OF CONTENTS

PROSPECTUS SUMMARY	3
RISK FACTORS	6
USE OF PROCEEDS	13
DETERMINATION OF OFFERING PRICE	13
DILUTION	13
SELLING STOCKHOLDERS	13
PLAN OF DISTRIBUTION	14
LEGAL PROCEEDINGS	15
MANAGEMENT	16
SECURITY OWNERSHIP CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	17
DESCRIPTION OF SECURITIES	18
INTEREST OF NAMED EXPERTS AND COUNSEL	19
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	19
ORGANIZATION WITHIN LAST FIVE YEARS	19
DESCRIPTION OF THE BUSINESS	19
MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS	31
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	35
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	37
EXECUTIVE COMPENSATION	38
FINANCIAL STATEMENTS	39
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	40
LEGAL MATTERS	40
EXPERTS	40
WHERE YOU CAN FIND MORE INFORMATION	40
INFORMATION NOT REQUIRED IN PROSPECTUS	41
INDEMNIFICATION OF DIRECTORS AND OFFICERS	41
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION	41
RECENT SALES OF UNREGISTERED SECURITIES	41
EXHIBITS	43
UNDERTAKINGS	44
SIGNATURES	45

PROSPECTUS SUMMARY

        This prospectus summary highlights selected information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information regarding our Company and our Common Shares being sold in this offering, which information appears elsewhere in this prospectus.

The Company

        Stonehaven Realty Trust (the "Company") is a real estate company separated into two business segments: a commercial real estate segment which acquires, owns and operates commercial real estate and a technology segment which through July 10, 2001, provided information technology consulting and document management solutions. Because of the sale of certain assets used in our technology division during 2001, we currently derive most of our revenue from our real estate operations.

        The Company was formed on March 15, 1994 as a Maryland real estate investment trust. The Company operated as a traditional real estate investment trust by buying, selling, owning, and operating commercial and residential properties through December 31, 1999. The Company derived substantially all of its revenues since inception through February 2000 from these real estate operations.

        In February 2000, we acquired our wholly-owned subsidiary Stonehaven Technologies, Inc. (formerly, RESoft, Inc.) ("Stonehaven Technologies"), a Minnesota corporation that developed software applications and provided information technology services useful in real estate and other industries. During the remainder of 2000 and through July 10, 2001, Stonehaven Technologies developed additional product offerings and we included in our overall business focus the development and sale of these software products and services. On July 10, 2001, Stonehaven Technologies sold certain of these assets to Stellent, Inc., a Minnesota company (NASDAQ:STEL) ("Stellent") and we received 200,000 unregistered shares of Stellent common stock (the "Stellent Shares") with a market value aggregating approximately $5,988,000 (valued at $29.94 per share based on the NASDAQ closing quote per share on July 9, 2001). Stellent subsequently registered the Stellent Shares with the Securities and Exchange Commission effective September 7, 2001.

        In connection with the July 2001 sale, Stonehaven Technologies retained limited rights to sell certain other assets related to previously purchased Stellent software licenses (an underlying platform) pursuant to an existing Value Added Reseller Agreement between the parties. Stonehaven Technologies is entitled to receive a 2.0% royalty fee through July 2003 for sales of the purchased software product by Stellent and a 5.0% referral fee on sales of the software product to customers referred to Stellent by Stonehaven Technologies. To date, these revenues have not been significant and there can be no assurance that they will be in the future. As of December 31, 2001, all such assets related to our technology segment have been fully written off.

        We intend to maintain and operate our remaining four commercial properties, which were 82.7% leased at December 31, 2001, due to the expected cash flow results. However, the cash flow from our properties is not expected to fully fund our future liquidity requirements, including among other factors, our ongoing general and administrative costs and our dividend commitment to holders of our Class A Preferred Shares (the "Class A Preferred Shares"). The Company's interest in the real properties is held through Wellington Properties Investments, LP (the "Operating Partnership"). The Company is the sole general partner of the Operating Partnership and, as of December 31, 2001, held a 92.9% interest in the Operating Partnership.

        We further intend to continue to operate a technology segment, however, in a much more limited capacity. Since the sale to Stellent of certain assets of Stonehaven Technologies on July 10, 2001, our ability to market our remaining licenses and other related assets has been significantly impaired primarily due to the fact that Stellent has become an active competitor as a result of its acquisition.

Stellent and other competitors have substantially greater resources, financial and otherwise, than we do. Although we continue to seek to sell these licenses and obtain some revenue, as of December 31, 2001, we have written off these assets. Additionally, because we maintain a small staff, our ability to obtain fees related to these assets has been diminished.

        Subsequent to December 31, 2001 and through April 26, 2002, the Company sold 40,000 shares of Stellent stock at an average sale price of $31.34 per share, net of commissions, totaling approximately $1,254,000. We continue to hold an additional 40,000 shares of Stellent stock as of April 26, 2002. The NASDAQ closing quote on April 26, 2002 was $6.40 per share of common stock of Stellent. We anticipate using the proceeds from the sale of these shares for working capital purposes or to finance possible business opportunities as explained below.

        We are also continuing our exploration of other business opportunities including, among others, to buy or sell additional properties or assets, to develop and sell future technology products or expand through the acquisition of new technology products, to pursue additional or alternate financing, whether debt or equity, or whether we should continue to meet the ongoing dividend requirement of our Class A Preferred Shares. There can be no assurance that any of the alternatives will be adopted, or if adopted, will be successful. Additionally, we may determine not to adopt any additional business initiative.

        As a result of our acquisition of Stonehaven Technologies, commencing in 2000, the Company is no longer a REIT for federal tax purposes and is subject to federal and state income taxes. For the year ended December 31, 2001, the Company had taxable income as a result of the sale of certain assets to Stellent.

The Offering

        Selling shareholders may offer and sell up to 3,115,347 Common Shares under this prospectus in one or more transactions at prevailing market prices, or in privately negotiated transactions at prices other than the market price. We will not receive any of the proceeds from the sale of these shares. See "Use of Proceeds", "Selling Shareholders" and "Plan of Distribution".

Risk Factors

        Investing in our Common Shares involves significant risks. You should consider the information under the caption "Risk Factors" beginning on page 7 of this prospectus in deciding whether to purchase the Common Shares offered under this prospectus.

Summary Financial Data

        This table summarizes our operating data and balance sheet data for and as of the periods indicated. You should read this summary financial data in conjunction with "Management's Discussion and Analysis or Plan of Operations" and our financial statements and notes thereto included elsewhere in this prospectus.

Stonehaven Realty Trust

	Year Ended December 31,
	2001	2000
Operating Data:
Revenue:
Rental revenue	$1,814,435	$5,110,905
Professional services and sales of hardware and software	1,803,266	2,632,825
Interest and other	206,295	372,334

Total Revenue	3,823,996	8,116,064

Expenses
Costs related to professional services and sales of hardware and software	895,785	2,143,524
Interest	721,682	1,790,804
Depreciation and amortization	1,766,389	2,582,297
Property expenses	822,107	2,453,978
General and Administrative	1,814,488	2,969,153
Software development	114,917	396,181
Nonrecurring expenses	—	408,415

Total expenses	6,135,368	12,744,352

Loss from operations before equity in income of unconsolidated subsidiary and loss allocated to minority interest	(2,311,372)	(4,628,288)
Equity in income of unconsolidated subsidiary	—	2,912
Loss allocated to minority interest	132,080	571,333

Loss from operations	(2,179,292)	(4,054,043)
Loss on sale of investments in real estate	(165,835)	(4,260,910)
Loss on sale of marketable securities	(667,117)	—
Gain on sale of certain assets of Stonehaven Technologies	397,263	—

Loss before provision for income taxes	(2,614,981)	(8,314,953)
Provision for income taxes	(40,000)	—

Net Loss	(2,654,981)	(8,314,953)
Preferred Share dividends	(630,141)	(643,558)

Net loss available to Common Shareholders	$(3,285,122)	$(8,958,511)

Net loss available to Common Shareholders per Common Share: Basic and Diluted	$(0.73)	$(2.01)

Comprehensive loss:
Net Loss	$(2,654,981)	$(8,314,953)
Other comprehensive loss:
Unrealized loss on marketable securities	(30,400)	—

Comprehensive loss	$(2,685,381)	$(8,314,953)

Balance Sheet Data (as of period end):
Real estate investments, net of accumulated depreciation	$10,524,313	$19,724,205
Total assets	14,811,983	28,144,047
Mortgages Payable	6,537,791	13,914,873
Total Liabilities	7,718,840	17,603,302
Minority interests	8,810	66,325
Shareholders' equity	7,084,333	10,474,420
Other Data:
Cash flows provided (used in):
Operating activities	$(1,175,915)	$(2,714,921)
Investing activities	2,524,570	3,266,544
Financing activities	(1,443,805)	(1,808,431)

Net decrease in cash and cash equivalents	(95,150)	(1,256,808)

Weighted average number of Common Shares outstanding	4,517,524	4,459,656

RISK FACTORS

        The securities offered by this prospectus are speculative and involve a high degree of risk and should not be purchased by persons who cannot afford the loss of their entire investment. Prospective investors should carefully consider the following risk factors, as well as all other information set forth elsewhere in this Prospectus, before deciding to invest in our Common Shares. Except for historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. If any of the following risks actually occur, our business, financial condition and results of operations would likely suffer. In such case, the market price of our Common Shares would decline, and you may lose all or a part of the money you pay to buy our Common Shares.

Our cash resources are limited.

        As of December 31, 2001, our unrestricted cash resources were $1,541,000 and our marketable securities available for sale were $2,365,000. The Company's marketable securities represented 80,000 shares of common stock of Stellent at a fair market value of $29.56 per share (based on the NASDAQ closing quote per share on December 31, 2001). Such shares were acquired on July 10, 2001, had a fair market value as of July 9, 2001 of $29.94 per share and were registered effective as of September 7, 2001 with the Securities and Exchange Commission. Subsequent to December 31, 2001 and through April 26, 2002, the Company sold 40,000 shares of Stellent stock at an average sale price of $31.34 per share, net of commissions totaling approximately $1,254,000. We continue to hold an additional 40,000 shares of Stellent stock as of April 26, 2002. The NASDAQ closing quote on April 26, 2002 was $6.40 per share of common stock of Stellent. We are dependent on our existing cash resources and our Stellent stock to meet our liquidity needs because cash from operations are not sufficient to meet our operating and shareholder dividend requirements.

We expect our revenue to decrease as a result of the sale of all of our interest in SmartCabinet software code and related assets, including REDocs initiatives.

        On July 10, 2001, Stonehaven Technologies sold all of its interest in its SmartCabinet software code (software technology replicating and mapping a company's business logic in web base format) and related assets, including its REDocs initiatives, to Stellent pursuant to an Asset Purchase Agreement between the Company, Stonehaven Technologies and Stellent. Following our acquisition of Stonehaven Technologies in February 2000, we derived substantial revenues from the operations of Stonehaven Technologies from professional services and sales of hardware and software. Since July 10, 2001, the revenue from these activities has ceased which will result in a significant decline in revenue for us on an ongoing basis.

We have limited personnel to continue to operate as a document management consulting and development company.

        In connection with the sale on July 10, 2001 of certain assets of Stonehaven Technologies, Mary Henschel, former President of Stonehaven Technologies and most of Stonehaven Technologies' other employees are no longer employed by us. As of April 1, 2002, the only personnel available to Stonehaven Technologies are the two employees of the Company. Since we have limited personnel, our ability to continue to operate as a document management consulting and development company is severely limited.

We face significant potential competition and may be unable to sell our licenses or related assets at profitable levels as a result.

        Competition in the market for our technology products is currently intense and may increase in the future. Since the sale of certain assets on July 10, 2001 to Stellent, Stellent has become an active competitor to our licensed technology. Additionally, we may face competition from emerging and established technology companies as well as from internal technology initiatives by our potential customers and from larger, well-established document management and other software companies. Many of these companies, including Stellent, have well-established operations and have substantially greater capital, research, development, sales and marketing resources that we do. Our ability to compete effectively with these current and potential competitors will depend upon the perceived advantages and proprietary nature of our products, and on our ability to attain and maintain technological leadership and competitive pricing. Given that our technological assets and personnel have decreased significantly as a result of the July 10, 2001 transaction, we cannot assure that we will be able to compete effectively against these companies, or sell our licenses or related assets at profitable levels, or at any levels, and any failure to do so will cause our business in the technology segment to suffer.

We have a history of losses.

        We have reported net losses for each year since our inception. We had an accumulated deficit of approximately $18.5 million as of December 31, 2001. While we are exploring and evaluating alternatives to increase revenues and control costs through improved efficiency, there can be no assurance that we will become profitable in the future.

Dependence on external sources of capital.

        As with many other corporations generally, our ability to reduce our debt and finance growth may be funded partially by external sources of capital. Our access to external capital will depend upon a number of factors, including the market's perception of our growth potential, our current and potential future cash distributions and the market price of our equity securities. The failure to obtain future sources of capital would have an adverse effect on our ability to grow and pay distributions to our shareholders, including periodic dividends on our Class A Preferred Shares.

We are dependent on our key personnel.

        Our ability to achieve our strategic business objectives and operate profitably is dependent on identifying, attracting and retaining qualified key management personnel. In particular, our strategic growth and operating results will depend on the performance and retention of Duane H. Lund, our chief executive officer.

We are currently dependent on the Minnesota market.

        All of our existing properties are located in Minnesota. While we intend to explore acquisition targets in other regions of the United States, our financial performance is currently dependent upon economic conditions in this state in general and the specific local markets where our existing properties are located. A decline in the economy in these markets generally could adversely affect our ability to meet ongoing obligations, grow, pay distributions to our shareholders, including periodic dividends on our Class A Preferred Shares and adversely impact the value of our Common Shares. In addition, the degree to which we can achieve geographical diversification will depend on the funds available to us for property acquisitions.

Real estate investments entail particular risks.

        Effect of Economic and Real Estate Conditions.    Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If our properties do not generate revenues sufficiently in excess of operating expenses, including debt service and capital expenditures, our cash flow and ability to pay distributions to our shareholders will be adversely affected.

        An investment property's revenues and value may be adversely affected by a number of factors, including:

  •
  the national economic climate;

  •
  the local economic climate (which may be adversely impacted by plant closings, local industry slowdowns and other factors);

  •
  local real estate conditions (such as an oversupply of or a reduced demand for rental properties);

  •
  the perceptions by prospective tenants of the safety, convenience and attractiveness of properties;

  •
  our ability to provide adequate management, maintenance and insurance; and

  •
  increased operating costs (including real estate taxes).

        Fixed expenses.    Certain significant expenditures associated with each equity investment (such as mortgage payments, if any, real estate taxes and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment. If we mortgage a property to secure payments of indebtedness, and if we are unable to meet our mortgage payments, a loss could be sustained as a result of foreclosure on the property by the mortgagee.

        Market Illiquidity.    Equity real estate investments are relatively illiquid. Such illiquidity will limit our ability to alter our portfolio, whether necessary to sell our properties, to raise capital, or in response to changes in economic or other conditions.

        Operating Risks.    Our properties will be subject to all operating risks common to investment real estate properties in general, all of which might adversely affect occupancy or rental rates of our properties. In addition, increases in our operating costs due to inflation and other factors may not necessarily be offset by increased rents. Nor can we be assured that our tenants will be able and willing to pay increased rent or that rent control laws or other laws regulating rental properties will not be adopted in our markets.

        Renewals.    The profitable operation of our investment properties will depend, in part, on our ability to renew leases as they expire and to relet commercial and residential space as it becomes available.

        Acquisition Risks.    Acquisitions of investment properties entail risks that unforeseen liabilities will be assumed or that our investments will fail to perform in accordance with expectations. In addition, improvements to acquired properties will be costly and may not result in increases in revenue or profits.

        Competition.    Our present and future properties will compete with other rental and ownership properties in attracting occupants. In addition, many of our competitors for acquisitions and development projects have far greater management, financial and other resources than we do.

Our potential real estate acquisition activities entail special risks.

        We will incur special risks associated with any future potential acquisition of investment properties, including the risks that:

  •
  we may assume unanticipated liabilities;

  •
  occupancy rates and rents at an acquired property may not be sufficient to make the property profitable;

  •
  we may not be able to obtain, or may experience delays in obtaining, necessary zoning, land use, building, occupancy and other governmental and utility company authorizations;

  •
  the relevant market may experience an economic downturn;

  •
  financing may not be available on favorable terms; and

  •
  lease-ups (if any) may not be completed on schedule, resulting in increased debt service expense and construction costs.

Advantageous transactions may be prevented.

        Certain provisions contained in our Declaration of Trust and Bylaws and under federal and Maryland laws may have the effect of discouraging a third party from making any acquisition proposal for us. For example, such provisions may

  •
  deter attractive tender offers for our shares, or

  •
  deter purchases of large blocks of our shares, thereby limiting the opportunity for our shareholders (including the holders of our Class A Preferred Shares) to receive a premium for their shares over then-prevailing market prices.

Our debt service obligations will entail additional risks.

        We will continue to be subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest, or, even if sufficient to service our debt, will be insufficient to pay dividends on the Class A Preferred Shares as they accrue, the risk that existing indebtedness on our properties (which in most cases will not have been fully amortized at maturity) will not be able to be refinanced or that the terms of such refinancing will not be as favorable as the terms of the existing indebtedness.

        Our existing properties secure approximately $6.5 million of outstanding aggregate mortgage indebtedness, which bears interest at a fixed weighted average annual rate of 7.4%. Present and future variable rate financing and the need to refinance our holdings from time to time subjects us to the risk that fluctuations in prevailing interest rates may increase our debt service obligations beyond current expectations. We do not have any presently defined source of refinancing upon the maturity of our existing debt. Of our total mortgage indebtedness, approximately $4.3 million matures on May 31, 2002. We anticipate refinancing this indebtedness pursuant to a term sheet from our current lender dated March 15, 2002. This term sheet provides for a refinance of the debt based upon a three-year term at an annual fixed interest rate at 7.25% with a cost of fifty basis points.

        We are also likely to acquire additional debt that requires balloon payments and there is no limit as to the amount of the debt our board of trustees can approve or the ratio of debt to total market capitalization that we must maintain. Typically only a small portion of the principal of our indebtedness may be repaid prior to maturity and we may not funds have on hand sufficient to repay such indebtedness, in which case it will be necessary for us to refinance such debt, either through additional debt financing secured by individual properties or groups of properties, by unsecured private or public debt offerings or additional equity offerings. If prevailing interest rates on refinancing exceed their current rates, interest expense would increase, which would adversely affect our cash flow and our ability to pay dividends to holders of our shares, including our Class A Preferred Shares. In addition, in the event that we are unable to secure refinancing of our indebtedness on acceptable terms, we might be forced to dispose of properties upon disadvantageous terms, which could result in losses and might adversely affect cash flow available for distribution as dividends. Further, if a property or properties are mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, such property could be foreclosed upon by or otherwise transferred to the mortgagee with a consequent loss of income and asset value to us.

Prevailing interest rates could also have a dramatic effect on our financial condition and the price of our shares.

        Because we intend to maintain a leveraged position for the foreseeable future, increases in interest rates could increase our interest expense, which could adversely affect our cash flow and our ability to pay dividends to our shareholders. An increase in market interest rates may also lead prospective holders of our shares to demand a higher anticipated annual yield than ownership of our shares offers. Such an increase in the required anticipated distribution yield may adversely affect the market price of our Common Shares.

Conflicts of interest.

        Hoyt Properties Inc.    Steven B. Hoyt, one of our Trustees, is the controlling shareholder of Hoyt Properties Inc., whom we have retained to manage our existing commercial properties in Minnesota. This agreement was not negotiated at arm's length, however, we believe that the stipulated management fee of 5.0% of gross income from the managed properties is consistent with industry norms for similar properties.

We are subject to possible environmental liabilities.

        Under various federal, state and local environmental laws, ordinances, and regulations, we may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at property we currently own or previously owned, and may be held liable to a governmental entity or to third parties for property damage and for investigation and cleanup costs incurred by such parties in connection with the contamination. Such laws typically impose cleanup responsibility and liability without regard to whether the owner knows of or caused the presence of the contaminants, and the liability under such laws has been interpreted to be joint and several among potentially responsible parties unless the harm is devisable and there is a reasonable basis for allocation of responsibility. The costs of investigation, remediation or removal of hazardous or toxic substances may be very substantial, and the presence of such substances, or the failure to properly remediate such property, could adversely affect our ability to sell or rent such property or to borrow using such property as collateral.

        Some environmental laws can create liens on contaminated sites in favor of the government for damages and costs it incurs in connection with contamination. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not the person owns or operates the facility. Also, the owner of a site may be subject to common law claims by third parties based on damages resulting from environmental contamination emanating from a site.

        Other federal, state and local laws, regulations and ordinances govern the removal, encapsulation or disturbance of asbestos-containing materials when they are in poor condition or in the event of building remodeling, renovation or demolition. These laws may impose liability for release of asbestos and may allow third parties to seek recovery from owners or operators of real properties for personal injury associated with asbestos. In connection with our ownership and operation of our properties, we may be liable for such costs.

        Our limited assessments of our existing properties have not revealed any environmental liability that we believe would have a material adverse effect on our business, assets or results of operations, nor are we aware of any such environmental liability. We also intend to condition future acquisitions on successful environmental assessments. Nevertheless, it is possible that our past and future assessments will not reveal all environmental liabilities or that there are existing or future material environmental liabilities of which we will be unaware.

Compliance with applicable laws, rules and regulations, including the Americans with Disabilities Act, can be costly.

        All places of public accommodation are required to meet certain federal requirements, including but not limited to those associated with the Americans with Disabilities Act. A number of additional federal, state and local laws exist which also may require modifications to our present and future properties or restrict certain further renovations thereof, with respect to access thereto by disabled persons.

        While we believe that our existing properties are substantially in compliance with present requirements, future legislation may impose additional burdens or restrictions on owners with respect to access by disabled persons. Although the costs of compliance with any additional legislation are not currently ascertainable, the costs could be substantial. Limitations or restrictions on the completion of certain renovations may also limit application of our investment strategy in certain instances or reduce overall returns on our investments.

Government regulation and legal uncertainties could adversely affect our technology segment.

        The adoption or modification of laws or regulations relating to the Internet could adversely affect the value of our technology licenses and related assets. The law of the Internet remains largely unsettled. Due to the increasing popularity and use of the Internet, several additional legislative and regulatory proposals are under consideration by federal, state, local and foreign governmental organizations. Furthermore, it many take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel ands taxation apply to the Internet. We cannot assure you that current or new government laws and regulations will not expose us or our customers to significant liabilities, significantly decrease the use of the Internet or otherwise cause a material adverse effect on our assets or business relating to the technology segment.

Uninsured losses could occur.

        We expect to continue to carry comprehensive liability, fire, extended coverage and rental loss insurance with respect to all of our properties, with policy specifications, insured limits and deductibles that we believe are customarily carried for similar properties. There are, however, certain types of losses (such as losses arising from wars) that are not generally insured because insurance is unavailable or unavailable at a reasonable cost. Should an uninsured loss or a loss in excess of insured limits occur, we could lose our capital invested in the affected property, as well as the anticipated future revenues from such property and could continue to be obligated on any mortgage indebtedness or other obligation related to the property.

We may not be able to meet AMEX'S continued listing qualifications.

        While our Common Shares and our Class A Preferred Shares are currently listed on the American Stock Exchange, we may not be able to meet AMEX's continued listing qualifications in the future. In addition, trading volumes in our Common Shares and our Class A Preferred Shares have typically been very low. As a result, investors may have difficulty in selling our Common Shares or our Class A Preferred Shares at generally prevailing prices.

We make forward-looking statements in this prospectus which may prove to be inaccurate.

        This prospectus contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on certain assumptions and describe future plans, strategies and expectations of the Company. They are generally identifiable by use of the words "believe", "expect", "intend", "anticipate", "estimate", "project" or similar expressions. These statements are not guarantees of future performance, events or results and involve potential risks and uncertainties. Accordingly, actual performance, events or results may differ materially from such forward-looking statements. Management undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

        Factors that could cause actual results to differ materially from current expectations include, but are not limited to, changes in general economic conditions, changes in interest rates, legislative and regulatory changes, changes in monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board, changes in local real estate conditions (including rental rates and competing properties), changes in industries in which the Company's principal tenants compete, the failure to timely lease unoccupied space, the failure to timely re-lease occupied spaced upon expiration of leases, the inability to generate sufficient revenues to meet debt service payments and operating expenses, the unavailability of equity and debt financing, unanticipated costs associated with the Company's potential acquisitions, potential liability under environmental or other laws and regulations, expanding a new line of business, customer demand for online services and products, uncertainty of emerging online services, ability to meet competition, loss of existing key personnel, ability to hire and retain future personnel, the failure of the Company to manage its growth effectively and the other risks identified in this filing or other reports of the Company filed with the Securities and Exchange Commission. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Further information concerning the Company and its business, including additional factors that could materially affect the Company's financial results is included in other Company filings with the Securities and Exchange Commission.

Our future investments have not been identified.

        We are currently exploring and evaluating various alternatives, including, among others, to buy or sell additional properties or assets. We cannot be certain that attractive properties or assets will be available, that such assets may be acquired on terms favorable to us or that any assets we ultimately acquire will perform to our expectorations.

        If during this offering, we identify likely material acquisitions, we will supplement this prospectus to discuss such properties or assets. You should not rely on the initial disclosure of any proposed investment in a supplement as an assurance that we will ultimately consummate the proposed transaction or that the information provided concerning the proposed investment will not change between the date of the supplement and the actual investment.

The reliability of market data included in the Prospectus is uncertain.

        This Prospectus includes market data from industry publications and other sources. The reliability of this data cannot be assured. Market data used throughout this Prospectus were obtained from various sources that we deem reliable, but that its accuracy and completeness is not guaranteed. Although we believe market data used in this Prospectus to be reliable, it has not been independently verified.

We may be unable to pay accrued dividends to the holders of our Class A Preferred Shares.

        If our real estate segment and technology segment do not generate revenue sufficiently in excess of operating expenses, our cash flow and our ability to make distributions to our shareholders, including to holders of our Class A Preferred Shares, may be adversely affected.

We currently do not plan to distribute dividends to the holders of our Common Shares.

        Our current dividend policy is to retain earnings in order to fund the operation and expansion of our business and, accordingly, we do not intend to pay cash dividends on our Common Shares. Any payment of future cash dividends, if any, and the amounts thereof will be dependent upon our earnings, financial requirements and other factors deemed relevant by our Board of Trustees.

Possible issuances of future series of Preferred Shares.

        Pursuant to our Declaration of Trust, our Board of Trustees has the authority to fix the rights, preferences, privileges and restrictions, including voting rights, of unissued shares of our capital and to issue those shares without any further vote or action by the shareholders. The rights of the holders of our Common Shares will be subject to, and may be adversely affected by, the rights of the holders of any series of Preferred Shares that may be issued in the future.

USE OF PROCEEDS

        The selling shareholders will receive all of the proceeds from the sale of any Common Shares offered by this prospectus. See "Selling Shareholders."

DETERMINATION OF OFFERING PRICE

        Our Common Shares and our Class A Preferred Shares are presently traded on the American Stock Exchange (AMEX) under the symbols "RPP" and "RPP.A", respectively. We will not determine the offering price of the Common Shares to be sold hereunder. The offering price will be determined by market factors and the independent decision of the selling shareholders. See "Plan of Distribution".

DILUTION

        We have 4,517,524 Common Shares currently issued and outstanding, of which 2,347,872 Common Shares are subject to this prospectus and will not contribute to dilution. The remaining 767,475 Common Shares subject to this prospectus are to be issued by us upon the election by selling shareholders to convert or exercise certain securities to acquire Common Shares. Dilution will occur to the extent such Common Shares are issued. See "Selling Shareholders".

SELLING SHAREHOLDERS

        The following table sets forth certain information with respect to the ownership of our Common Shares by selling shareholders as of April 1, 2002. Unless otherwise indicated, none of the selling shareholders has or had a position, office or other material relationship with us within the past three years. To our knowledge, none of the selling shareholders are broker-dealers or affiliates of broker-dealers.

				Beneficial Ownership after the Offering is Complete(2)
	Number of Shares Beneficially Owned Before Offering(1)		Shares Offered Pursuant to this Prospectus(1)
Selling Shareholder and Relationship		Percent(1)		Number of Shares(3)	Percent(3)
Steven B. and Michelle Hoyt(4)	1,852,732	36.4%	1,852,732	0	0%
Duane H. Lund(5)	1,191,847	25.9%	1,191,849	0	0%
Paul T. Lambert(6)	1,524,946	32.9%	1,524,946	0	0%
American Real Estate Equities, LLC	964,803	21.4%	964,803	0	0%
WLPT Funding LLC(7)	1,108,399	24.5%	1,108,399	0	0%
Lambert Equities II, LLC(8)	1,409,558	31.2%	1,409,558	0	0%
Odeh A. Muhawesh(9)	1,475,429	26.7%	475,429	1,000,000	15.9%

(1)
Based on 4,517,524 Common Shares outstanding as of April 1, 2002.

(2)
For purposes of providing the required information, assumes that all shares are sold pursuant to this offering and that no other Common Shares are acquired or disposed of by the selling shareholders prior to the termination of this offering. However, because the selling shareholders may sell all, some or none of their Common Shares being registered hereunder, or may acquire or dispose of other Common Shares, no reliable estimate can be made of the aggregate number of shares that will be sold pursuant to this offering or the number or percentage of Common Shares that each shareholder will own upon completion of this offering.

(3)
Based on 5,284,999 Common Shares outstanding after giving effect to the issuance of 767,475 Common Shares being registered hereby which are issuable under convertible securities held by certain selling shareholders.

(4)
Includes 390,890 Common Shares issuable upon conversion of 113,367 Class A Preferred Shares, 177,750 Common Shares issuable upon conversion of 177,750 Common Units and 964,803 Common Shares held by American Real Estate Equities, LLC, of which Mr. Hoyt is a member. Mr. Hoyt is currently a Trustee of the Company.

(5)
Includes 143,596 Common Shares held by WLPT Funding, LLC, of which Mr. Lund is the owner and sole manager, 3,448 Common Shares issuable upon conversion of 1,000 Class A Preferred Shares, 964,803 Common Shares held by American Real Estate Equities, LLC, of which Mr. Lund is a member and 80,000 Common Shares issuable upon exercise of options issued in connection with Mr. Lund's 1999 employment agreement as the Company's Chief Executive Officer which are currently exercisable but not in the money. Mr. Lund is currently Chief Executive Officer, Chief Financial Officer, Secretary and a Trustee of the Company.

(6)
Includes 115,388 Common Shares issuable upon conversion of 33,465 Class A Preferred Shares, 444,755 Common Shares held by Lambert Equities II, LLC, of which Mr. Lambert is the controlling majority member and sole manager and 964,803 Common Shares held by American Real Estate Equities, LLC, of which Lambert Equities II, LLC is a member. Mr. Lambert is currently a Trustee of the Company.

(7)
Includes 143,596 Common Shares held by WLPT Funding, LLC and 964,803 Common Shares held by American Real Estate Equities, LLC, of which WLPT Funding, LLC is a member.

(8)
Includes 444,755 Common Shares held by Lambert Equities II, LLC and 964,803 Common Shares held by American Real Estate Equities, LLC, of which Lambert Equities II, LLC is a member.

(9)
Represents 475,429 Common Shares issued in connection with the acquisition of Stonehaven Technologies and options as to 1,000,000 Common Shares which are currently exercisable but not in the money. All of these options expire June 29, 2002 if not exercised. Mr. Muhawesh is the former Chief Knowledge Officer of Stonehaven Technologies and a former Trustee of the Company.

PLAN OF DISTRIBUTION

        The selling shareholders say sell some or all of their Common Shares in one or more transactions, including block transactions. The methods by which the Common Shares may be sold include ordinary brokerage transactions, purchases by a broker or dealer as principal and resale by such broker or dealer for its account, transactions in which the broker solicits purchasers, and privately negotiated transactions. The sales price to the public may be the publicly traded market price prevailing at the time; a price related to such prevailing market price or such other price as the selling shareholders determine from time to time.

        The selling shareholders may also sell their shares directly to market makers acting as principals or brokers or dealers, who may act as agent or acquire the common stock as a principal. Any broker or dealer participating in such transactions as agent may receive a commission from the selling shareholders, or, if they act as agent for the purchaser of such common stock, from such purchaser.

The selling shareholders will likely pay the usual and customary brokerage fees for such services. Brokers or dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share and, to the extent such broker or dealer is unable to do so acting as agent for the selling shareholders, to purchase, as principal, any unsold shares at the price required to fulfill the respective broker's or dealer's commitment to the selling shareholders. Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in a market or on an exchange, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such re-sales may pay or receive commissions to or from the purchasers of such shares. These transactions may involve cross and block transactions that may involve sales to and through other brokers or dealers. We will bear all costs relating to the registration of the Common Shares. The selling shareholders, however, will pay any commissions or other fees payable to brokers or dealers in connection with any sale of the common stock.

        The selling shareholders must comply with the requirements of the Securities Act and the Securities Exchange Act in the offer and sale of the common stock. In particular, during such times as the selling shareholders may be deemed to be engaged in a distribution of the common stock, and therefore be considered to be an underwriter, they must comply with applicable law and may, among other things:

            1. Not engage in any stabilization activities in connection with our common stock;

            2. Furnish each broker or dealer through which common stock may be offered, such copies of this prospectus, as amended from time to time, as may be required by such broker or dealer; and

            3. Not bid for or purchase any of our securities or attempt to induce any person to purchase any of its securities other than as permitted under the Securities Exchange Act.

        The registration statement satisfies our obligation to register certain of the shares being registered hereunder. We will bear all expenses of this registration other than the selling shareholder's respective legal and accountant fees and brokers commissions.

LEGAL PROCEEDINGS

        On December 29, 2000, the Company notified Odeh Muhawesh that it was suspending its payment of $350,000 to him under a promissory note assumed by Stonehaven Technologies. Stonehaven Technologies assumed the payment obligation in February 2000 pursuant to the terms of the merger agreement between Stonehaven, Stonehaven Technologies and Netlink International, Inc., a company founded and owned by Mr. Muhawesh whereby Netlink was merged into Stonehaven Technologies. Management of the Company believes Mr. Muhawesh is in default under the merger agreement for, among other things, failure by him to cause to be transferred to Stonehaven Technologies 5% of the issued and outstanding stock of MyFreeDesk.com, Inc.

        On January 8, 2001, Mr. Muhawesh filed a complaint against Stonehaven Technologies in the District Court of Hennepin County Minnesota alleging that Stonehaven Technologies failed to pay him $350,000 on January 1, 2001 under the terms of a promissory note. The Company has filed a counterclaim against Mr. Muhawesh requesting, among other things, the repayment of amounts previously paid to him under the promissory note. The matter is scheduled for trial in June 2002.

        Mr. Muhawesh is a selling shareholder, former Trustee and Stonehaven Technologies's former Chief Knowledge Officer.

MANAGEMENT

        The names, ages and positions of our Trustees, executive officers and key employees as of April 1, 2002 are as follows:

Name	Age	Position
Duane H. Lund	38	Chief Executive Officer, Chief Financial Officer, Secretary and Trustee
Steven B. Hoyt	50	Trustee
Paul T. Lambert	49	Trustee

        The business experience, principal occupations and employment, as well as the periods of service, of each of our Trustees and executive officers during at least the last five years are set forth below.

        Duane H. Lund has been the Chief Executive Officer of the Company since November 1998, and Chief Financial Officer and Secretary since February 2, 2001, and has been a Trustee since December 1999. Mr. Lund was a founding shareholder of First Industrial Realty Trust, Inc. and served as a Senior Regional Director of First Industrial from 1994 to 1998. In such capacity, Mr. Lund acquired and managed over 11,000,000 square feet of commercial property with a value in excess of $750 million. From 1989 to 1994, Mr. Lund was an acquisition partner with The Shidler Group, where he was involved in coordinating the underwriting and due diligence for over $200 million of commercial property. Mr. Lund is a member of the Board of Directors of the Wisconsin Real Estate Alumni Association and a former Board member of the National Association of Industrial and Office Properties, Minnesota Chapter and former member of the Advisory Boards of the Midwest Real Estate News, the Minnesota Real Estate Journal and a current member of the KPMG Peat Marwick Alumni Association.

        Steven B. Hoyt has been a Trustee since November 1998. He has served as Chief Executive Officer of Hoyt Properties, Inc. from 1989 to present. Hoyt Properties currently owns over 1,000,000 square feet of industrial and office property in Minnesota and has developed over 5,000,000 square feet of commercial property since its inception. From 1994 to 1995, Mr. Hoyt served as a Senior Regional Director of First Industrial Realty Trust, Inc. Mr. Hoyt is a member of the Board of Directors of the Better Business Bureau and has served in numerous state and national positions for the National Association of Industrial and Office Parks (NAIOP).

        Paul T. Lambert has been a Trustee since November 1998. Mr. Lambert is currently the Chief Executive Officer of Lambert Capital Corporation. He served on the Board of Directors and was the Chief Operating Officer of First Industrial Realty Trust, Inc. from its initial public offering in October 1994 to the end of 1995. Mr. Lambert was one of the largest contributors to the formation of First Industrial and one of its founding shareholders. Prior to forming First Industrial, Mr. Lambert was managing partner of the Midwest region for The Shidler Group, a national private real estate investment company. Prior to joining Shidler, Mr. Lambert was a commercial real estate developer with Dillingham Corporation and, prior to that, was a consultant with The Boston Consulting Group. Mr. Lambert was also a founding shareholder of CGA Group, Ltd., a holding company whose subsidiary is a AAA-rated financial guarantor based in Bermuda.

        As of April 1, 2002, our Board of Trustees was comprised of three Trustee members and two vacancies. Messrs. Lund and Hoyt hold office until 2003. Mr. Lambert holds office until 2004. Mark S. Whiting served as a Trustee, Class I, with his term expiring in 2002. Mr. Whiting recently informed the Company of his intention not to seek re-election as a Trustee and resigned his position as a Trustee of the Company effective February 28, 2002. The Board has extended invitations to two individuals to serve as Trustees of the Company and is awaiting each individual's response.

        Trustees currently do not receive cash compensation for serving on the Board of Trustees. Officers are elected by the Board of Trustees and serve at the discretion of the Board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Shares as of April 1, 2002 by: (i) each person known by the Company to own more than 5% in interest of the outstanding Common Shares: (ii) each of the Company's Trustees; (iii) each of the Company's executive officers included in the Summary Compensation Table included elsewhere herein; and (iv) all of the Company's Trustees and executive officers as a group. Except as otherwise noted, the person or entity named has sole voting and investment power over the shares indicated. Information as to the beneficial ownership of Common Shares and Class A Preferred Shares by Trustees and executive officers has been furnished by the respective person.

	BENEFICIAL OWNERSHIP
NAME
	Number(1)	Percent(1)
Steven B. Hoyt(2)(3)	1,852,732	36.4%
Paul T. Lambert(2)(4)	1,524,946	32.9%
Duane H. Lund(2)(5)	1,191,847	25.9%
American Real Estate Equities, LLC(6)	964,803	21.4%
Odeh Muhawesh(7)	1,475,429	26.7%
Mary S. Henschel(8)	138,011	3.0%
All Trustees and current or former executive officers as a group (5 persons)(9)	4,253,359	67.7%

(1)
Based on 4,517,524 Common Shares as of the April 1, 2002.

(2)
The business address for each of the current Trustees and executive officers is 5620 Smetana Road, Suite 330, Minnetonka, Minnesota 55343.

(3)
Includes 390,890 Common Shares issuable upon conversion of 113,367 Class A Preferred Shares, 177,750 Common Shares issuable upon conversion of 177,750 Common Units and 964,803 Common Shares held by American Real Estate Equities, LLC, of which Mr. Hoyt is a member. In addition, Mr., Hoyt is the beneficial owner of 17.1% of the issued and outstanding Class A Preferred Shares.

(4)
Includes 115,388 Common Shares issuable upon conversion of 33,465 Class A Preferred Shares, 444,755 Common Shares held by Lambert Equities II, LLC, of which Mr. Lambert is the controlling majority member and sole manager and 964,803 Common Shares held by American Real Estate Equities, LLC, of which Lambert Equities II, LLC is a member. In addition, Mr. Lambert is the beneficial owner of 5.0% of the issued and outstanding Class A Preferred Shares.

(5)
Includes 3,448 Common Shares issuable upon conversion of 1,000 Class A Preferred Shares, options to purchase 80,000 Common Shares which are currently exercisable but not in the money, 143,596 Common Shares held by WLPT Funding, LLC, of which Mr. Lund is the owner and sole manager and 964,803 Common Shares held by American Real Estate Equities, LLC, of which WLPT Funding, LLC is a member.

(6)
The business address for American Real Estate Equities, LLC is 300 First Avenue North, Suite 115, Minneapolis, MN 55401.

(7)
The business address for Mr. Muhawesh is 6465 Wayzata Boulevard, Suite 810, Minneapolis, MN 55426. Includes options as to 1,000,000 Common Shares which are currently exercisable but not in the money, all of which expire June 29, 2002 if not exercised prior thereto.

(8)
In connection with a sale of certain assets of Stonehaven Technologies to Stellent on July 10, 2001, Ms. Henschel is no longer employed as the President of Stonehaven Technologies as of July 10, 2001. The business address for Ms. Henschel is 4150 Olson Memorial Highway, Suite 100, Golden Valley, MN 55422. Includes 517 Common Shares issuable upon conversion of 150 Class A Preferred Shares.

(9)
Includes 510,242 Common Shares issuable upon conversion of 147,982 Class A Preferred Shares, 1,080,000 Common Shares issuable upon exercise of options and 177,750 Common Shares issuable upon conversion of 177,750 Common Units.

DESCRIPTION OF SECURITIES

General

        Our Declaration of Trust provides that we may issue up to 110,000,000 shares, consisting of 100,000,000 common shares, par value $0.01 per share and 10,000,000 preferred shares, par value $0.01 per share.

Common Shares

        We are authorized to issue 100,000,000 common shares, $0.01 par value per share, of which 4,517,524 shares were outstanding and held of record as of April 1, 2002, by approximately 300 shareholders of record. A significant portion of our common shares is held in either nominee name or street name brokerage accounts. Holders of common shares are entitled to one vote for each share held of record on all matters to be voted on by shareholders. The holders of our common shares do not have cumulative voting rights for the election of Trustees and, accordingly, the holders of more than 50% of the Common Shares are able to elect all Trustees.

        Holders of common shares are entitled to receive dividends when, as and if declared by the Board of Trustees from funds legally available therefore. We have not declared or paid dividends on our Common Shares since the fourth quarter of 1999, and we do not anticipate paying dividends on our Common Shares in the foreseeable future. Declaration or payment of dividends, if any, in the future, will be at the discretion of the Board of Trustees and will depend on our then current financial condition, results of operations, capital requirements and other factors deemed relevant by the Board of Trustees.

        In the event of our liquidation, dissolution, or winding up, the holders of common shares are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities, and after provision has been made for each class of stock, if any, having any preference in relation to our common stock.

Class A Preferred Shares

        We are authorized to issue 10,000,000 Class A Preferred Shares, $0.01 par value per share, of which 663,291 shares were outstanding and held of record as of April 1, 2002, by approximately 15 shareholders of record. A significant portion of our Class A Preferred Shares is held in either nominee name or street name brokerage accounts. Each of the Class A Preferred Shares is entitled, at all meetings of shareholders, to 3.448 votes, the number of Common Shares into which they are convertible, subject to adjustment for stock splits and similar events. The Class A Preferred Shares are entitled to vote as a class on certain matters that affect their respective rights. The Class A Preferred Shares bear a liquidation value of $10.00 per share and accrue a dividend equal to $0.475 per share, with such dividend payable every six months. During 2001 and 2000, cash distributions declared with respect to the Class A Preferred Shares were $0.95 per annum per Class A Preferred Share.

        The Company has the right to redeem the Class A Preferred Shares, under certain circumstances.

        The Class A Preferred Shares are convertible any time at the election of the holder into our Common Shares at the rate of 3.448 Common Shares for each Class A Preferred Share converted.

        If, at any time, we fail to declare or pay a dividend on the Class A Preferred Shares as it accrues, such dividend will be cumulative, without interest, with future dividends. If, at any time, we fail to pay a full year's accrued dividends on the Class A Preferred Shares, then the holders of the Class A Preferred Shares will be entitled, voting as a class, to elect a majority of the members of our Board of Trustees, who will then serve on the Board for so long as the full year's dividends remain unpaid.

Changes in Control

        There is no provision in our Declaration of Trust or Bylaws that would delay, defer or prevent a change in our control.

Operating Partnership Units

        Currently, the Operating Partnership has issued Common Units (which are economically equivalent to our Common Shares) and Class A Preferred Units (which are economically equivalent to our Class A Preferred Shares). As of the date of this prospectus, our Operating Partnership had outstanding 2,565,483 Common Units, of which the Company owns 92.9% or 2,383,854 Common Units, and 663,291 Class A Preferred Units, of which the Company owns 100%. The Common Units are convertible into Common Shares upon certain terms and conditions. See "Business—Operating Partnership".

INTEREST OF NAMED EXPERTS AND COUNSEL

        No expert or our counsel was hired on a contingent basis, or will receive a direct or indirect interest in us, or was a promoter, underwriter, voting trustee, director, officer, or employee of the Company, at any time prior to the filing of this Registration Statement.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

        As permitted by Maryland law, our Declaration of Trust and Bylaws, we may indemnify our Trustees and officers against certain liabilities as a result of certain of their actions. Insofar as indemnification for liabilities originates under the Securities Act of 1933, indemnification may be permitted to trustees, officers or persons controlling the Company pursuant to the foregoing provisions. We have been advised that in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

ORGANIZATION WITHIN LAST FIVE YEARS

        The Company was formed more than five years ago and no information is required by this item.

DESCRIPTION OF THE BUSINESS

        Stonehaven Realty Trust (the "Company") is a real estate company separated into two business segments: a commercial real estate segment which acquires, owns and operates commercial real estate and a technology segment which through July 10, 2001, provided information technology consulting and document management solutions. Because of the sale of certain assets used in our technology division during 2001, we currently derive most of our revenue from our real estate operations.

        The Company was formed on March 15, 1994 as a Maryland real estate investment trust. The Company operated as a traditional real estate investment trust by buying, selling, owning, and operating commercial and residential properties through December 31, 1999. The Company derived substantially all of its revenues since inception through February 2000 from these real estate operations.

        The Company currently owns four commercial real estate properties containing approximately 129,000 rentable square feet. Our interest in the real properties is held through Wellington Properties Investments, LP (the "Operating Partnership"). The Company is the sole general partner of the Operating Partnership and, as of December 31, 2001, held a 92.9% interest in the Operating Partnership. See "The Operating Partnership and Operating Partnership Agreement" below.

        In February 2000, we acquired Stonehaven Technologies, Inc. (formerly, RESoft, Inc.) ("Stonehaven Technologies"), a Minnesota corporation that developed software applications and provided information technology services useful in real estate and other industries. During the remainder of 2000 and through July 10, 2001, the Company developed Stonehaven Technologies' additional product offerings and included in its overall business focus the development and sale of Stonehaven Technologies' software product and services. On July 10, 2001, Stonehaven Technologies sold certain of these assets to Stellent, Inc., a Minnesota company (NASDAQ:STEL) ("Stellent") pursuant to an Asset Purchase Agreement between the Company, Stonehaven Technologies and Stellent. In exchange, Stonehaven Technologies received 200,000 unregistered shares of Stellent common stock (the "Stellent Shares") with a market value aggregating approximately $5,988,000 (valued at $29.94 per share based on the NASDAQ closing quote per share on July 9, 2001). Stellent subsequently registered the Stellent Shares with the Securities and Exchange Commission effective September 7, 2001. See "Technology Segment" below.

        As a result of the operations of Stonehaven Technologies, commencing in 2000, the Company is no longer a REIT for federal tax purposes and is subject to federal and state income taxes. For the year ended December 31, 2001, the Company has taxable income as a result of the sale of certain assets on July 10, 2001. See "Loss of REIT Status below".

        We intend to maintain and operate our remaining commercial properties, which were 82.7% leased at December 31, 2001, due to the expected cash flow results. However, the cash flow from our properties is not expected to fully fund our future liquid requirements, including among other factors, our ongoing general and administrative costs and our dividend commitment to holders of our Class A Preferred Shares (the "Class A Preferred Shares").

        We further intend to continue to operate a technology segment, however, in a much more limited capacity. Since the sale of certain assets of Stonehaven Technologies on July 10, 2001, our ability to market our licensing agreements and other related assets has been significantly impaired primarily due to the fact that Stellent has become an active competitor to our licensed technology. Stellent and other competitors have substantially greater resources, financial and otherwise, than we do. See "Technology Segment" below.

        We continue to explore and evaluate all available alternatives, including, among others, to buy or sell additional properties or assets, to develop and sell future technology products or expand through the acquisition of new technology products, to pursue additional or alternate financing, whether debt or equity, or to continue to meet the ongoing dividend requirement of our Class A Preferred Shares. There can be no assurance that any of the alternatives will be adopted, or if adopted, will be successful. Additionally, we may determine not to adopt any additional business initiative.

        We operate under the direction of our Board of Trustees. Our chief executive officer has day-to-day management responsibilities for us and our subsidiary including identifying prospective property acquisitions, marketing, finance, overseeing third-party managers and general administrative responsibilities.

Real Estate Segment

Properties

        The Company currently owns the following four commercial real estate properties containing approximately 129,000 rentable square feet:

  •
  A 26,186 square-foot light industrial facility in Plymouth, Minnesota

  •
  A 26,186 square-foot light industrial facility in Plymouth, Minnesota

  •
  A 26,186 square-foot light industrial facility in Plymouth, Minnesota

  •
  A 50,291 square-foot light industrial facility in Burnsville, Minnesota

        Plymouth.    The Plymouth properties are three sister buildings of 26,196 square feet each aggregating 78,558 square feet of office/warehouse located in Plymouth, Minnesota. As of April 1, 2002, the properties are 91.0% leased in the aggregate and were built in 1998. Plymouth is a suburb of Minneapolis/St. Paul, located approximately 10 miles west of Minneapolis.

        Nicollet VI.    Nicollet Business Center VI is a 50,291 square-foot office/warehouse building located in Burnsville, Minnesota. As of April 1, 2002, the property is 80.9% leased and was built in 1997. Burnsville is a suburb of Minneapolis/St. Paul, located approximately 15 miles south of Minneapolis.

        The following tables present additional information related to the properties:

	Plymouth Plymouth, MN	Nicollet Business VI Burnsville, MN	Totals or Weighted Average
Year Acquired	2000	1998
Year Built/ Renovated	1998	1997
Gross Leasable Area	78,558	50,291	128,849
Square Feet—% Leased (as of April 1, 2002)	91.0%	80.9%	87.0%
Annual Total Rental Revenue(1)	$976,327	$392,706	$1,369,033
Annual Total Rental Revenue Per Rentable Sq. Ft.	$13.66	$9.73	$12.24
Tenants Leasing 10% or More of Rentable Square Footage as of April 1, 2002 and Lease Expiration Date	Insignia Systems.(40%)—3/04; Landscape (33%)—11/05	Xata Corporation (51%)—6/04: Med Care Products (30%)—7/07

(1)
Total rental revenue is the monthly contractual base rent as of April 1, 2002, multiplied by 12, plus the estimated annualized expense reimbursements under existing leases.

Tenants

        We currently lease our properties to six tenants that engage in a variety of businesses. The following table sets forth information regarding the leases of our Minnesota properties, based upon annualized base rent for the relevant properties as of April 1, 2002:

Tenant Name	Number of Leases	Remaining Lease Term in Months	Aggregate Net Rentable Sq. Ft. Leased	% of Aggregate Leased Sq. Ft.	Annualized Base Rent(2)	% of Aggregate Annualized Base Rent
Insignia Systems	2	24	31,219	29.3%	$432,062	32.0%
Landscape	1	44	26,186	24.6%	$375,682	27.8%
Xata Corporation	1	27	25,388	23.9%	$270,636	20.0%
Med Care Products	1	65	9,627	9.0%	$122,070	7.7%
Knight Machining Inc.	1	89	7,377	6.9%	$85,392	6.3%
United Operations	1	17	6,709	6.3%	$83,191	6.2%
TOTALS OR WEIGHTED AVERAGE(1)	7		106,506	100.0%	$1,369,033	100.0%

(1)
Figures are as to all of our properties, taken as a whole.
(2)
Includes monthly contractual base rent as of April 1, 2002, plus the estimated annualized expense reimbursements under existing leases multiplied by twelve.

Lease Expirations

        The following table sets forth detailed lease expiration information for each of our properties for leases in place as of April 1, 2002, assuming that none of the tenants exercise renewal options or termination rights, if any, at or prior to the scheduled expirations.

Year of Lease Expiration Property Information	2002	2003	2004	2005	2006	2007	2008	2009	Total
Plymouth
Square Footage of Expiring Leases	—	6,709	31,219	26,186	—	—	—	7,377	71,491
Percentage of Total Leased Sq. Ft.	—	9.4%	43.7%	36.6%	—	—	—	10.3%	100.0%
Final Annual Total Rent Under Expiring Leases(1)	—	$83,191	$432,062	$375,682	—	—	—	$85,392	$976,327
Final Annual Total Rent per Sq. Ft. Under Expiring Leases(2)	—	$12.40	$13.84	$14.35	—	—	—	$11.58	$13.66
Percentage of Final Annual Total Rent Represented by Expiring Leases	—	8.5%	44.3%	38.5%	—	—	—	8.7%	100.0%
Number of Leases Expiring	—	1	2	1	—	—	—	1	5

(1)
Represents monthly contractual base rent as of April 1, 2002, plus the estimated annualized expense reimbursements under existing leases multiplied by twelve.
(2)
Calculated by dividing the final annual total rent by the net rentable square feet subject to such leases.

Year of Lease Expiration Property Information	2002	2003	2004	2005	2006	2007	2008	2009	Total
Nicollet Business VI
Square Footage of Expiring Leases	—	—	25,388	—	—	14,959	—	—	40,347
Percentage of Total Leased Sq. Ft.	—	—	62.9%	—	—	37.1%	—	—	100.0%
Final Annual Total Rent Under Expiring Leases(1)	—	—	$270,636	—	—	$122,070	—	—	$392,706
Final Annual Total Rent per Sq. Ft. Under Expiring Leases(2)	—	—	$10.66	—	—	$8.16	—	—	$9.73
Percentage of Final Annual Total Rent Represented by Expiring Leases	—	—	68.9%	—	—	31.1%	—	—	100%
Number of Leases Expiring	—	—	1	—	—	1	—	—	2

(1)
Represents monthly contractual base rent as of April 1, 2002, plus the estimated annualized expense reimbursements under existing leases multiplied by twelve.
(2)
Calculated by dividing the final annual total rent by the net rentable square feet subject to such leases.

Year of Lease Expiration Property Information	2002	2003	2004	2005	2006	2007	2008	2009	Total
Consolidated Totals for All Properties
Square Footage of Expiring Leases	—	6,709	56,607	26,186	—	14,959	—	7,377	111,838
Percentage of Total Leased Sq. Ft.	—	6.0%	50.6%	23.4%	—	13.4%	—	6.6%	100.0%
Final Annual Base Rent Under Expiring Leases(2)	—	$83,191	$702,698	$375,682	—	$122,070	—	$85,392	$1,369,033
Final Annual Base Rent per Sq. Ft. Under Expiring Leases(3)	—	$12.40	$12.41	$14.35	—	$8.16	—	$11.58	$12.24
Percentage of Total Final Annual Base Rent Represented by Expiring Leases	—	6.1%	51.3%	27.5%	—	8.9%	—	6.2%	100%
Number of Leases Expiring	—	1	3	1	—	1	—	1	7

(1)
Represents monthly contractual base rent as of April 1, 2002, plus the estimated annualized expense reimbursements under existing leases multiplied by twelve.
(2)
Calculated by dividing the final annual total rent by the net rentable square feet subject to such leases.

Mortgage Indebtedness

        The following chart summarizes the mortgage indebtedness of each of our properties.

Property Location	Face Amount of Mortgage	Principal Balance as of April 1, 2002	Interest Rate At April 1, 2002	Amortization (Years)	Maturity Date	Amount Due at Maturity	Prepayment Penalty
Nicollet Business VI Burnsville, MN	$2,350,000	$2,241,000	7.0%	30	1/1/08	$2,020,000	Yield Maintenance
Plymouth I, II & III Plymouth, MN	$4,335,000	$4,268,000	7.625%	25	5/31/02	$4,265,000	None
TOTAL/WEIGHTED AVERAGE %	$6,685,000	$6,509,000	7.410%

        The mortgage loans and notes payable relating to the Plymouth I, II & III properties of approximately $4.3 million mature on May 31, 2002. We anticipate refinancing this indebtedness pursuant to a term sheet from our current lender dated March 15, 2002. This term sheet provides for a refinance of the debt based upon a three-year term at an annual fixed interest rate at 7.25% with a cost of fifty basis points.

Property Management and Marketing

        We have designed our marketing and leasing activities and procedures with the intent of complying with all established federal, state and local laws and regulations. We seek to offer leases of appropriate terms, consistent with individual property marketing plans structured to respond to local market conditions. We establish qualifying standards for prospective tenants to comply with the Fair Housing Amendments Act and the Americans with Disabilities Act and attempt to stabilize service levels and income streams through lower tenant turnover. None of our existing properties are currently subject to rent control or rent stabilization regulations.

        Hoyt Properties, Inc., our property manager receives a property management fee no greater than 5.0% of gross rental income collected in connection with the operation of our properties, a fee rate we believe is consistent with prevailing market rates. Through our property manager, we conduct certain marketing and leasing activities for our properties. Our property manager actively participates in various owners' organizations, including the Building Owners and Managers Association, the Institute of Real Estate Management, and the National Association of Industrial and Office Parks. Such organizations regularly provide market information and rent studies which we use to supplement our own studies.

Competition

        Our commercial properties compete with numerous alternatives for tenants in the local markets in which they are located. In addition, we compete with other investors for acquisitions and development projects, and many such competitors have greater resources than we do, including greater cash resources, greater access to debt and equity markets and greater management and leasing resources and expertise.

Regulation

        Our properties are subject to various laws, ordinances and regulations. We believe that, under present laws, ordinances and regulations, each of our existing properties has the permits and approvals necessary to operate.

        Americans with Disabilities Act.    All of our properties as well as any newly developed or acquired properties must comply with the Americans with Disabilities Act to the extent that the properties are "public accommodations" and/or "commercial facilities" as defined by the statute. Compliance with the Americans with Disabilities Act requirements could require removal of structural barriers to handicapped access in certain public areas of our properties where such removal is readily achievable. Commercial properties, such as shopping centers or office buildings are considered public accommodations. To the extent possible through leases, we intend to require that our commercial tenants comply with the Americans with Disabilities Act. We will, of course, remain responsible for compliance with respect to common areas in commercial properties. Although we believe that each of our existing properties substantially complies with all present requirements under the Americans with Disabilities Act and applicable state laws, final regulations under the Act have not yet been promulgated. Noncompliance could result in imposition of fines or an award of damages to private litigants. If required changes involve greater expenditures than we currently anticipate, or if the changes must be made on a more accelerated basis than we anticipate, our ability to pay accrued dividends could be adversely affected. We believe that our competitors face similar costs to comply with the requirements of the Americans with Disabilities Act.

        Rent Control Legislation.    State and local rent control laws in certain jurisdictions limit a property owner's ability to increase rents and to recover from tenants increases in operating expenses and the costs of capital improvements. Enactment of such laws has been considered from time to time in some jurisdictions, although none of the jurisdictions in which we presently operate has adopted such laws. We do not presently intend to develop or acquire multifamily properties in markets that are either subject to rent control or in which rent limiting legislation exists.

Environmental Matters

        Under various federal, state, and local environmental laws, regulations, and ordinances, a current or previous owner of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property, and may be held liable to a governmental entity or to third parties for property damage and for investigation and cleanup costs incurred by such parties in connection with the contamination. Such laws typically impose cleanup responsibility without regard to whether the owner or operator knew of, or caused the presence of the contaminants. The costs of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such substances, may adversely affect an owner's ability to sell or rent such real estate or to borrow using such real estate as collateral. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. Persons who arrange for the disposal or treatment of hazardous or toxic substances may be held liable for the costs of investigation, remediation, or removal of such hazardous or toxic substances at or from the disposal or treatment facility, regardless of whether such facility is owned or operated by such person. Finally, the owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site.

        Certain federal, state and local laws, regulations and ordinances govern the removal, encapsulation or disturbance of asbestos containing materials when such materials are in poor condition or in the event of building remodeling, renovation or demolition. Such laws may impose liability for the release of such materials and may provide for third parties to seek recovery from owners or operators of real estate for personal injury associated with asbestos. In connection with our ownership and operation of our properties, we may be potentially liable for costs in connection with these matters.

        All of our properties were subject to Phase I environmental assessments at the time we acquired them in order to discover information regarding, and to evaluate the environmental condition of, the surveyed property and surrounding properties. The Phase I assessments included a historical review, a public records review, a preliminary investigation of the site and surrounding properties, screening for the presence of asbestos and equipment containing polychlorinated biphenyls ("PCBs"), and underground storage tanks and the preparation and issuance of a written report, but did not include soil sampling or subsurface investigations.

        None of our original environmental assessments have revealed any environmental liability that we believe would have a material adverse effect on our business, assets or results of operations, and our lenders have not requested additional environmental assessments. Nevertheless, it is possible that these assessments do not reveal all environmental liabilities or that there are material environmental liabilities of which we are unaware. Moreover, no assurances can be given that: (1) future laws, ordinances or regulations will not require or impose any material expenditures or liabilities in connection with environmental conditions by or on us or our properties, (2) the current condition of properties in the vicinity of our properties (such as the presence of underground storage tanks) may not impact us adversely, or (3) prior owners of our properties did not create environmental problems of which we are not aware.

        We believe that our properties are each in compliance in all material respects with all federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances or petroleum products. We have not been notified by any governmental authority, and are not otherwise aware, of any material noncompliance, liability or claim relating to hazardous or toxic substances or petroleum products in connection with any of our properties.

Insurance

        We carry comprehensive liability, fire, extended coverage and rental loss insurance with respect to all of our properties, with policy specifications, insured limits and deductibles customarily carried for similar properties. There are, however, certain types of losses (such as losses arising from wars) that are not generally insurable. Should an uninsured loss or a loss in excess of insured limits occur, we could lose our capital invested in the affected property, as well as the anticipated future revenues from such property and could also continue to be obligated on any mortgage indebtedness or other obligations related to the property.

Certain Property Tax Information

        Tenants of commercial properties generally pay their proportionate share of real estate taxes. Property taxes for our properties for the year ended December 31, 2001 were as follows:

Plymouth Properties	$220,000
Nicollet VI	$112,000

Technology Segment

        In February 2000, we acquired our wholly-owned subsidiary Stonehaven Technologies, a Minnesota corporation that developed software applications and provided information technology services useful in real estate and other industries. During the remainder of 2000 and through July 10, 2001, Stonehaven Technologies developed additional product offerings and we included in our overall business focus the development and sale of these software products and services. On July 10, 2001, Stonehaven Technologies sold certain of these assets to Stellent and we received 200,000 unregistered shares of Stellent common stock (the "Stellent Shares") with a market value aggregating approximately $5,988,000 (valued at $29.94 per share based on the NASDAQ closing quote per share on July 9, 2001). Stellent subsequently registered the Stellent Shares with the Securities and Exchange Commission effective September 7, 2001.

        In connection with the July 2001 sale, Stonehaven Technologies retained limited rights to sell certain other assets related to previously purchased Stellent software licenses (an underlying platform) pursuant to an existing Value Added Reseller Agreement between the parties. Stonehaven Technologies is entitled to receive a 2.0% royalty fee through July 2003 for sales of the purchased software product by Stellent and a 5.0% referral fee on sales of the software product to customers referred to Stellent by Stonehaven Technologies. To date, these revenues have not been significant and there can be no assurance that they will be in the future. As of December 31, 2001, all such assets with retained rights have been fully written off.

        As of December 31, 2001, the Company recorded a gain on the sale of certain assets of Stonehaven Technologies of approximately $397,000, net of the unamortized costs of certain royalties, licensing agreements, and goodwill.

Loss of REIT Income Tax Status and Current Tax Status

        Through December 31, 1999, the Company historically operated as a REIT and maintained its qualification as a REIT under Sections 856 through 860 of the Internal Revenue Code (the "Code"). As a REIT, the Company generally was not subject to federal income tax. To qualify as a REIT under the Code for a taxable year, the Company must meet certain requirements relating to its assets, income, stock ownership and distributions to shareholders.

        For the year ended December 31, 2000, the Company did not qualify as a REIT under the Code due to Stonehaven Technologies' operations. Due to the Company's failure to qualify as a REIT, the Company is now subject to federal income tax on all of its taxable income at regular corporate rates and will not receive a deduction for dividends paid to its shareholders. Additionally, any distributions to shareholders generally will be taxable to the shareholders as ordinary income to the extent of current and accumulated earnings and profits. Thus, the Company's income would be subject to double taxation—at the corporate level and the shareholder level to the extent such income is distributed to shareholders. For the year ended December 31, 2000, the Company was in a taxable loss position. Accordingly, no provision was made for federal and state income taxes in the accompanying consolidated financial statements for the year ended December 31, 2000. For the year ended December 31, 2001, the Company has taxable income as a result of the sale of certain assets on July 10, 2001, and accordingly, has included a provision for federal and state income taxes totaling $40,000 in the accompanying consolidated financial statements. See Note 10 to the Company's Consolidated Financial Statements included with this prospectus.

        Failure to qualify as a REIT for the year ended December 31, 2000 disqualifies the Company from taxation as a REIT for the four taxable years thereafter and could result in the Company incurring indebtedness or liquidating investments should the Company not have sufficient funds to pay the resulting federal income tax liabilities. As a result, the funds available for distribution to the Company's shareholders would be reduced for each of the years involved. In addition, dividend payments subject to the Code would no longer be required.

The Operating Partnership and Operating Partnership Agreement

        The Company currently owns four commercial real estate properties containing approximately 129,000 rentable square feet. Our interest in the real properties is held through Wellington Properties Investments, LP (the "Operating Partnership"). The Company is the sole general partner of the Operating Partnership and, as of December 31, 2001, held a 92.9% interest in the Operating Partnership.

        Our interests and those of all limited partners in the Operating Partnership are represented by units. Currently, the Operating Partnership has issued Common Units (which are economically equivalent to our Common Shares) and Class A Preferred Units (which are economically equivalent to our Class A Preferred Shares). As of the date of this prospectus, our Operating Partnership had outstanding 2,565,483 Common Units, of which the Company owns 92.9% or 2,383,854 Common Units, and 663,291 Class A Preferred Units, of which the Company owns 100%.

        Management.    The Operating Partnership was formed on July 28, 1998 as a limited partnership under the Delaware Revised Uniform Limited Partnership Act. We are the sole general partner of the Operating Partnership. As sole general partner, we have the exclusive power and authority to conduct the business of the Operating Partnership, subject to the consent of the limited partners in certain limited circumstances. Limited partners have no right or authority to act for or to bind the Operating Partnership. No limited partner may take part in the conduct or control of the business or affairs of the Operating Partnership by virtue of being a holder of units. In particular, the limited partners expressly acknowledge in the Operating Partnership agreement that we, as sole general partner, are acting on behalf of the Operating Partnership's limited partners and our shareholders, collectively, and are under no obligation to consider the tax consequences to limited partners when making decisions for the benefit of the Operating Partnership. The limited partners further agree that, in the event of a conflict between the interests of our shareholders and the limited partners, we, as sole general partner, will discharge our fiduciary duties to the limited partners by acting in the best interests of our shareholders.

        Removal of the General Partner.    The Operating Partnership agreement provides that the limited partners may not remove us, with or without cause, as general partner of the Operating Partnership. In addition, we may not transfer any of our interests as general partner in the Operating Partnership, except in connection with a merger or sale of all or substantially all of our assets.

        Redemption, Exchange and Conversion of Units.    Subject to certain limitations in the Operating Partnership agreement and, in the case of any preferred units, following the conversion of such preferred units into Common Units, holders of Common Units, who are not affiliated with us, generally will have the right to require the redemption of their Common Units at any time one year after the original issuance date of such units. Limited partners that hold preferred units will have the right to convert such preferred units into Common Units at a conversion rate established at the time any particular class or series of preferred units is established. Once the conversion has occurred, a converted preferred limited partner will also have a right to require redemption of its Common Units.

        Unless we elect to assume and perform the Operating Partnership's obligation with respect to redemption of Common Units, a limited partner demanding redemption will receive cash from the Operating Partnership in an amount equal to the market value of the units to be redeemed. The market value of a unit, for this purpose, will be equal to the average of the closing bid and ask prices of our Common Shares for the ten trading days before the day on which the redemption notice was given. Instead of the Operating Partnership acquiring the Common Units for cash, we will have the right to elect to acquire the Common Units directly from a limited partner demanding redemption, in exchange for either cash or an equal number of our Common Shares, and, upon such acquisition, we will become the owner of such units. This one-for-one conversion rate will be adjusted appropriately in the event of a share split, share dividend or similar event. No fewer than 1,000 Common Units (or all remaining units owned by the limited partner if less than 1,000 units) must be redeemed or exchanged each time units are redeemed. We will always reserve a sufficient number of our authorized but unissued Common Shares, solely for the purpose of unit redemptions.

        If a limited partner receives Common Shares upon redemption of units, the limited partner will receive registration rights for the Common Shares in accordance with our master registration rights agreement]. Under the agreement, every time the Operating Partnership issues units, we agree to register the Common Shares issuable in exchange for the units within one year and to use commercially reasonable efforts to register those shares for public resale by the former unit holder. Holders of partnership units also have the right under the agreement, subject to certain limitations, to include Common Shares they receive in exchange for units in registrations we may make for other purposes. This registration statement satisfies the foregoing obligation, except for one unit holder who may sell the Common Shares he may receive pursuant to Rule 144,

        Sales of Assets.    Under the Operating Partnership agreement, we, as sole general partner, have the exclusive authority to determine whether, when and on what terms the assets of the Operating Partnership will be sold. However, a sale of all or substantially all of the assets of the Operating Partnership or a merger of the Operating Partnership with another entity generally requires an affirmative vote of the holders of a majority of the outstanding units held by limited partners.

        Conduct of Our Business and Distributions.    Unless we first get the consent of the limited partners, we may not enter into or conduct any business other than in connection with managing the business of the Operating Partnership. Generally we and the Operating Partnership will make distributions of cash to partners and our common shareholders, respectively, at the same time and in equal per-share amounts, subject, of course, to the dividend preferences of any of our preferred shares. To do so, we may be required to borrow funds from the Operating Partnership from time to time.

        Reimbursement; Transactions with Affiliates.    We will not receive any compensation for our services as general partner of the Operating Partnership. We will, however, as a partner in the Operating Partnership, have the same right to allocations and distributions as other partners holding Common Units. In addition, the Operating Partnership will reimburse us for all our expenses incurred in connection with our activities as general partner, our continued existence, and all other liabilities incurred by us in connection with the pursuit of our business and affairs as they may relate to the Operating Partnership.

        Except as expressly permitted by the Operating Partnership agreement, our affiliates will not engage in any transactions with the Operating Partnership except on terms that are fair and reasonable and no less favorable to the Operating Partnership than terms that would be obtained from an unaffiliated third party.

        Issuance of Additional Units.    We have broad discretion to cause the Operating Partnership to issue additional units to the limited partners or others (including us) for such consideration and on such terms and conditions as we, as sole general partner, deem appropriate. However, if we issue Common Shares, we must contribute the proceeds to the Operating Partnership, and the Operating Partnership must issue a number of Common Units to us equal to the number of Common Shares we issued. The Operating Partnership agreement also allows the Operating Partnership to issue preferred units of different classes and series, having rights, preferences and other privileges, variations and designations as we may determine. Any such preferred units may have terms, provisions and rights which are preferential to the terms, provisions and rights of the Common Units and of our then outstanding preferred shares, including the Class A Preferred Shares. Preferred units, however, may be issued to us only in connection with an offering of our securities having substantially similar rights to the preferred units and the contribution by us to the Operating Partnership of the proceeds of the offering. No limited partner of the Operating Partnership has preemptive, preferential or other similar rights with respect to additional capital contributions or loans to the Operating Partnership or the issuance or sale of any units.

        Capital Contributions.    No partner of the Operating Partnership will be required to make additional capital contributions to the Operating Partnership, except that we are generally required to contribute net proceeds of the sale of our equity securities to the Operating Partnership. Except in the case of certain limited partners who may agree to contribute capital to restore any deficits in their respective capital accounts at liquidation, no limited or general partner will be required to pay to the Operating Partnership any deficit or negative balance which may exist in its capital account.

        Exculpation and Indemnification.    The Operating Partnership agreement generally provides that we, as sole general partner, will incur no liability to the Operating Partnership or any limited partner for losses sustained, liabilities incurred, or benefits not derived as a result of errors in judgment or for anything that we may do or refrain from doing in connection with the business and affairs of the Operating Partnership if we carried out our duties in good faith. We also have no liability for the loss of any limited partner's capital and are not responsible for any misconduct, negligent act or omission of any consultant, contractor, or agent that we select in good faith.

        The Operating Partnership agreement also requires the Operating Partnership to indemnify us, our Trustees and officers against any loss or damage, including reasonable legal fees and court costs, incurred by such person by reason of anything it may do or refrain from doing for or on behalf of the Operating Partnership, or in connection with its business or affairs, unless: (1) the act or omission either was committed in bad faith or was the result of active and deliberate dishonesty; (2) the indemnified person actually received an improper personal benefit in money, property or services; or (3) the indemnified person had reasonable cause to believe that the act or omission was unlawful. Any such indemnification claims must be satisfied only out of the assets of the Operating Partnership, and any applicable insurance proceeds.

        Amendment of the Operating Partnership Agreement.    Amendments to the Operating Partnership agreement may be proposed by us or by limited partners owning at least 25% of the then outstanding units. Generally, the Operating Partnership agreement can only be amended with our approval, and a majority of all outstanding units.

Reports to security holders.

        We are subject to the periodic filing requirements of Section 13 of the Securities Exchange Act and will file reports electronically including, but not limited to, Annual Reports on Form 10-KSB, Quarterly Reports on Form 10-QSB, Current Event Reports on Form 8-K, and Proxy Statements on Schedule 14. The Company has timely filed its quarterly reports on Form 10-QSB.

        The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or by accessing the SEC's website at http://www.sec.gov.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

        The following discussion should be read in conjunction with the financial statements and notes thereto included elsewhere herein.

Results of Operations

        The Company's revenues include the following: rental revenues, tenant recoveries, revenues from technology consulting services, and revenues from sales of hardware and software.

        Comparison of the Year Ended December 30, 2001 and 2000:    Rental revenue decreased by approximately $2,068,000 or 64.8% for the year ended December 31, 2001 compared to the year ended December 31, 2000. Tenant recoveries decreased by approximately $1,229,000 or 64.0% for the year ended December 31, 2001 compared to the year ended December 31, 2000. The decreased rental revenue and tenant recoveries were primarily a result of the Company's dispositions of Lake Pointe on June 30, 2000, Thresher on December 31, 2000 and Cold Springs on March 30, 2001, offset, in part, by the acquisition of the Plymouth Properties on February 29, 2000. Professional services and sales of hardware and software decreased by approximately $829,000 or 31.5% for the year ended December 31, 2001 compared to the year ended December 31, 2000. The decrease is primarily the result of the Company's disposition of certain assets of Stonehaven Technologies on July 10, 2001. Interest income and other income decreased by $166,000 during these same periods primarily due to the use of cash and cash equivalents, offset, in part, by reimbursed expenses received from Stellent in relation to the sale of certain assets of Stonehaven Technologies on July 10, 2001.

        Total expenses decreased from approximately $12,744,000 for the year ended December 31, 2000 to $6,135,000 for the year ended December 31, 2001, a net decrease of $6,609,000 as described below.

  •
  Decreased costs of approximately $1,248,000, in costs related to professional services and sales of hardware and software, were primarily a result of decreased costs relating to hardware sales and the disposition of certain assets of Stonehaven Technologies offset, in part, by the allocation of costs associated with personnel between costs related to professional services and sales of hardware and software and product development.

  •
  Decreased costs of approximately $113,000, related to advertising and promotion, were primarily a result of the disposition of certain assets of Stonehaven Technologies on July 10, 2001.

  •
  Decreased costs of approximately $281,000, related to product development, were primarily a result of the allocation of costs associated with personnel between product development and costs related to professional services and sales of hardware and software.

  •
  Decreased costs of approximately $809,000, $541,000, $169,000, $1,155,000 and $1,069,000, related to property, operating and maintenance, property taxes and insurance, management fees, general and administrative and interest expense, respectively, were primarily a result of the dispositions of Lake Pointe on June 30, 2000, Thresher on December 31, 2000, Cold Springs on March 30, 2001 and certain assets of Stonehaven Technologies on July 10, 2001. The decreases were offset, in part, by the acquisitions of the Plymouth Properties on February 29, 2000.

  •
  Nonrecurring charges of approximately $408,000 incurred during 2000 primarily related to costs associated with abandonment of projects and the severance package associated with the disposition of Lake Pointe on June 30, 2000.

  •
  Depreciation and amortization decreased from approximately $2,582,000 for the period ended December 31, 2000 to $1,766,000 for the comparable period in 2001, a decrease of $816,000 or 31.6%, primarily as a result of the Company's reduced depreciation resulting from the dispositions of Lake Pointe on June 30, 2000, Thresher on December 31, 2000, Cold Springs on March 30, 2001 and certain assets of Stonehaven Technologies on July 10, 2001. All of these decreases were offset, in part, by amortization of the non-refundable prepaid minimum royalties, and the increased depreciation from the Plymouth Properties acquired in 2000.

  •
  There was no equity in income of unconsolidated subsidiary for the year ended December 31, 2001 as compared to $2,912 for the year ended December 31, 2000 due to the sale and transfer of the Company's 8% interest in Highlander on June 30, 2000.

        The loss on sale of investment in real estate of $166,000 for the year ended December 31, 2001 was a result of the additional loss recognized on the sale of the St. Cloud, Minnesota property. A loss from the sale of the St. Cloud, Minnesota property of $4.3 million was accrued as of December 31, 2000.

        The gain on sale of certain assets of Stonehaven Technologies of $397,000 was a result of the disposition of certain assets of Stonehaven Technologies, net of the unamortized costs of certain royalties, licensing agreements and goodwill.

        As a result of the above factors, the loss from operations before equity in income of unconsolidated subsidiary and loss allocated to minority interest decreased from approximately $4,628,000 for the year ended December 31, 2000 to approximately $2,311,000 for the year ended December 31, 2001. Additionally, the net loss available to Common Shareholders decreased from approximately $8,959,000 for the year ended December 31, 2000 to $3,285,000 for the year ended December 31, 2001.

Liquidity and Capital Resources

Short Term and Long Term Liquidity

        Cash provided by operations, equity transactions, and borrowings from affiliates and lending institutions have generally provided the primary sources of liquidity to the Company. Historically, the Company has used these sources to fund operating expenses, satisfy its debt service obligations and fund distributions to shareholders. For the year ended December 31, 2001 and December 31, 2000, our net cash used in operating activities totaled $1,176,000 and $2,715,000, respectively.

        As of December 31, 2001, our unrestricted cash resources were $1,541,000 and our marketable securities available for sale were $2,365,000. The Company's marketable securities represented 80,000 shares of common stock of Stellent at a fair market value of $29.56 per share (based on the NASDAQ closing quote per share on December 31, 2001). Such shares were acquired on July 10, 2001, had a fair market value as of July 9, 2001 of $29.94 per share and were registered effective as of September 7, 2001 with the Securities and Exchange Commission. We believe our cash resources and marketable securities are sufficient to sustain the Company's liquidity needs for the next twelve months.

        In addition to our current cash resources and marketable securities, the Company may have additional borrowing capacity available based on our real estate investments subject to certain loan to value ratios and other conditions. Further, we believe the sale of our investments in real estate, if required, would generate additional cash to meet our ongoing liquidity needs. There can be no assurance that the Company will pursue such additional financing or disposition or that should the Company pursue such additional financing or disposition, that such financing would be available to the Company or that such disposition would occur or that either would be on terms acceptable to the Company.

        The mortgage loans and notes payable relating to the Plymouth I, II & III properties of approximately $4.3 million mature on May 31, 2002. We anticipate refinancing this indebtedness pursuant to a term sheet from our current lender dated March 15, 2002. This term sheet provides for a refinance of the debt based upon a three-year term at an annual fixed interest rate at 7.25% with a cost of fifty basis points.

        Subsequent to December 31, 2001 and through April 26, 2002, the Company sold 40,000 shares of Stellent stock at an average sale price of $31.34 per share, net of commissions, totaling approximately $1,254,000. We continue to hold an additional 40,000 shares of Stellent stock as of April 26, 2002. The NASDAQ closing quote on April 26, 2002 was $6.40 per share of common stock of Stellent.

        During 2001 and 2000, cash distributions declared with respect to the Class A Preferred Shares were $0.95 per annum per Class A Preferred Share. On April 19, 2002, we declared a cash distribution with respect to the Class A Preferred Shares of $0.475 per Class A Preferred Share payable May 15, 2002. No cash distributions were declared with respect to the Common Shares for the period commencing January 1, 2002 through April 26, 2002 and for the years ended December 31, 2001 and 2000.

Cash Flows

        During the year ended December 31, 2001, the Company generated (i) approximately $594,000 from net cash proceeds in connection with the disposition of Cold Springs and (ii) $2,926,000 from sale of marketable securities, net of commissions. These cash flows coupled with our unrestricted cash funds were used primarily for (i) cash used in operating activities of approximately $1,176,000, including payments of minimum royalty on licensing agreements totaling $1,350,000; (ii) additions to real estate properties of approximately $43,000; (iii) acquisition of computer hardware, software and other fixed assets of approximately $64,000; (iv) payments associated with the acquisition of licensing agreements of approximately $300,000; (v) costs associated with the disposition of certain assets of Stonehaven Technologies of approximately $588,000; (vi) payments on mortgage loans and notes payable of approximately $105,000; and (vii) distributions to holders of Class A Preferred Shares for 2001 declared distributions ($630,000) and to holders of Common Units for 1998 and 1999 declared distributions ($709,000) totaling approximately $1,339,000. As a result, the Company's cash balance decreased by approximately $95,000 from approximately $1,636,000 at December 31, 2000 to $1,541,000 at December 31, 2001.

Business Objectives and Operating Strategies

        We intend to maintain and operate our remaining four commercial properties, which were 82.7% leased at December 31, 2001, due to the expected cash flow results. However, the cash flow from our properties is not expected to fully fund our future liquidity requirements, including among other factors, our ongoing general and administrative costs and our dividend commitment to holders of our Class A Preferred Shares.

        We further intend to continue to operate a technology segment, however, in a much more limited capacity. Since the sale to Stellent of certain assets of Stonehaven Technologies on July 10, 2001, our ability to market our remaining licenses and other related assets has been significantly impaired primarily due to the fact that Stellent has become an active competitor as a result of its acquisition. Stellent and other competitors have substantially greater resources, financial and otherwise, than we do. Although we continue to seek to sell these licenses and obtain some revenue, as of December 31, 2001, we have written off these assets. Additionally, because we maintain a small staff our ability to obtain fees related to these assets has been diminished.

        Subsequent to December 31, 2001 and through April 26, 2002, the Company sold 40,000 shares of Stellent stock at an average sale price of $31.34 per share, net of commissions, totaling approximately $1,254,000. We continue to hold an additional 40,000 shares of Stellent stock as of April 26, 2002. The NASDAQ closing quote on April 26, 2002 was $6.40 per share of common stock of Stellent. We anticipate using the proceeds from the sale of these shares for working capital purposes or to finance possible business opportunities as explained below.

        We are also continuing our exploration of other business opportunities including, among others, to buy or sell additional properties or assets, to develop and sell future technology products or expand through the acquisition of new technology products, to pursue additional or alternate financing, whether debt or equity, or whether we should continue to meet the ongoing dividend requirement of our Class A Preferred Shares. There can be no assurance that any of the alternatives will be adopted, or if adopted, will be successful. Additionally, we may determine not to adopt any additional business initiative.

Recent Accounting Pronouncements

        In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") FAS 133, as amended, establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company was required to adopt FAS 133 effective January 1, 2001. Because the Company does not use derivative financial instruments, the Company's adoption of FAS 133 effective January 1, 2001 did not have an effect on the Company's consolidated financial position or results of operations.

        In December 1999, the Securities and Exchange Commission ("SEC") issued SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. In October 2000, the SEC issued a "Frequently Asked Questions" document on SAB 101 to provide further definitive guidance on the implementation of SAB 101. SAB 101 is effective for years beginning after December 15, 1999 and the Company was required to adopt SAB 101 in the quarter ended December 31, 2000, retroactive to the beginning of the year. SAB 101 did not have an effect on the Company's results of operations, financial position or cash flows.

        During fiscal 2001, the Financial Accounting Standards Board issued SFAS #142 Goodwill and Other Intangible Assets. SFAS #142 will be effective for the Company's fiscal year beginning January 1, 2002 and will no longer permit goodwill of the Company to be amortized. Instead, goodwill will be periodically tested for impairment and written down if impairment is determined to exist. Other intangible assets must be reviewed, and assessed at least annually, in order to ascertain if their lives are deemed to be finite (amortized) or indefinite (not amortized). At December 31, 2001, the Company no longer has goodwill, but will evaluate any future goodwill or intangible assets with respect to the above.

        In August 2001, the Financial Accounting Standards Board issued Financial Accounting Standard (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 establishes a model for measurement and reporting the impairment of assets to be disposed of by sale and addresses accounting for a segment of a business accounted for as a discontinued operation. SFAS 144 is effective for fiscal years beginning after December 15, 2001. We do not expect the Company's adoption of SFAS 144 to have a material impact on the Company's consolidated financial position or results of operations.

Inflation

        Inflation has not generally had a significant impact during the periods presented on the Company because of the relatively low inflation rates in the markets in which the Company's properties operate. Most of the Company's tenants in the commercial properties are contractually obligated to pay their share of operating expenses thereby reducing exposure to increases in such costs resulting from inflation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        On February 24, 2000, the Company acquired Stonehaven Technologies. The Company exchanged 914,292 Common Shares (valued at $4.375 per share or an aggregate of $4.0 million) for all of the outstanding stock of Netlink. Odeh Muhawesh and Mary Henschel, former shareholders of Netlink, received, either directly or indirectly a significant portion of such consideration and became officers of Stonehaven Technologies. On July 10, 2001, Stonehaven Technologies' sold certain of its assets to Stellent. In connection therewith, Stonehaven Technologies and Mary Henschel, former President of Stonehaven Technologies, entered into a Separation Agreement whereby Ms. Henschel was required to separate from her employment with Stonehaven Technologies. Further, Stonehaven Technologies' employment agreement with Mr. Lund was terminated on September 9, 2001 and as of December 31, 2001, the Company accrued related costs of $240,000. Odeh Muhawesh continued to serve as Chief Knowledge Officer and the sole employee of Stonehaven Technologies under his employment contract which expired on March 31, 2002. Unpaid costs through the end of Mr. Muhawesh's employment agreement totaling $37,000 were accrued as of December 31, 2001.

        Separately, Mr. Lund continues to serve as the Company's Chief Executive Officer.

        On December 29, 2000, the Operating Partnership sold its interest in its wholly-owned subsidiary WPT I, LLC, a Delaware limited liability company ("WPT I") and owner of the Thresher Square property ("Thresher Property"), to four individuals ("Buyers"), in exchange for $169,874 in cash, 522,416 Common Shares of the Company and 61,898 Common Units of the Operating Partnership, all of which were cancelled, and the release of approximately $6.6 million of debt. WPT I originally purchased the Thresher Property from the Buyers, one of which is Steven Hoyt, one of our Trustees and a selling shareholder.

        On June 30, 2000, the Company transferred and sold to Wellington Management Corporation ("WMC"), an affiliate of Arnold Leas, the former Chairman of the Board of the Company until that date, the Company's 100% interest in Lake Pointe and 8% equity interest in Highlander. The interests were exchanged for 95,000 shares of the Company's Class B Preferred Shares owned by WMC, including accrued distributions, and WMC assumed the mortgage debt totaling approximately $2.7 million associated with Lake Pointe. Further in connection with the dispositions, the listing agreement between the Company and WMC's affiliate, WMC Realty, Inc., was terminated and no brokerage commission was paid to WMC's affiliate. Additionally, Mr. Leas resigned, and Robert F. Rice, then Secretary and Trustee of the Company, entered into a Separation Agreement with the Company pursuant to which he resigned as Secretary and Trustee of the Company and received from the Company a severance payment of $40,000.

        On February 29, 2000, the Company, through the Operating Partnership, acquired the Plymouth Properties from Plymouth Partners II, LLC, of which Mr. Hoyt is the chief manager and co-owner. The total purchase price was $6.7 million and was funded through the issuance of an aggregate of 181,629 Common Units in the Operating Partnership (valued at $4.35 per Common Unit, or an aggregate value of $790,000), the assumption of certain third-party debt totaling $4.5 million secured by the Plymouth Properties and the balance paid in cash.

        On February 18, 2000, the Board of Trustees approved the conversion of 1,657,437 Common Units of the Operating Partnership into 1,468,484 Common Shares and further approved the conversion of the 254,800 Class B Preferred Shares held by American Real Estate Equities, LLC ("AREE") into 808,482 Common Shares. AREE is owned by Messrs. Hoyt, Lambert and Lund, all Trustees and selling shareholders hereunder. On December 29, 2000, as discussed above, 522,416 of these Common Shares issued were cancelled. All remaining Common Shares issued are being registered hereunder other than 48,773 Common Shares which may be sold by the holders pursuant to Rule 144.

Management Fees

        The Company maintains a property management agreement with Hoyt Properties Inc. ("Hoyt"), an entity controlled by Mr. Hoyt to serve as Property Manager of the commercial properties owned by the Company. In connection with the agreement, Hoyt manages the day-to-day operations of properties owned by the Company and receives a management fee for this service. Management fees paid to Hoyt were approximately $87,000 and $241,000 for the years ended December 31, 2001 and December 31, 2000, respectively.

Transactions between Companies under Common Management

        Stonehaven Technologies had a customer relationship in which Odeh Muhawesh, a former officer of Stonehaven Technologies, and certain other former members of the Company's management performed certain management responsibilities for the customer from approximately January 1 through June 30, 2000. Revenues recognized from this customer for the year ended December 31, 2001 and for the period commencing with the February 24, 2000 acquisition date through December 31, 2000 were approximately zero and $353,000, respectively. As of December 31, 2000, accounts receivable from the customer totaled approximately $114,000 and amounts due to the customer totaled $30,000. As of December 31, 2001, such amounts were written off.

Rental Income

        During the years ended December 31, 2001 and December 31, 2000, the Company recognized revenue of approximately zero and $23,000, respectively, on office space leased to Hoyt.

Rental Expense

        During the years ended December 31, 2001 and December 31, 2000, the Company recognized rental expense of approximately $10,000 and $175,000, respectively, related to office space leased from Hoyt.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

        The Common Shares of the Company began trading on the AMEX on October 28, 1999 under the symbol "RPP". The Class A Preferred Shares of the Company began trading on the AMEX on October 28, 1999 under the symbol "RPP.A".

        The table below shows the range of the high and low sale prices for the Common Shares of the Company as reported on the AMEX and the NASDAQ Small Cap, as well as the Common Share quarterly dividends per share declared. The quotations shown represent interdealer prices without adjustment for retail markups, markdowns or commissions, and may not reflect actual transactions.

Quarter	High	Low	Cash Dividends Declared Per Common Share
Fourth Quarter, 2001	$1.10	$0.15
Third Quarter, 2001	$1.60	$0.55
Second Quarter, 2001	$1.62	$0.70
First Quarter, 2001	$2.50	$1.00
Fourth Quarter, 2000	$2.38	$0.69
Third Quarter, 2000	$3.56	$2.38
Second Quarter, 2000	$4.75	$2.63
First Quarter, 2000	$5.13	$3.31

        On April 26, 2002, the last reported sales price of the Company's Common Shares on the AMEX was $0.40. The number of holders of record of the Common Shares of the Company was approximately 300 as of December 31, 2001 and the Company estimates it has approximately 900 holders of common beneficial interest as of that same date.

        We have not declared or paid dividends on our Common Shares since the fourth quarter of 1999, and we do not anticipate paying dividends on our Common Shares in the foreseeable future. Declaration or payment of dividends, if any, in the future, will be at the discretion of the Board of Trustees and will depend on our then current financial condition, results of operations, capital requirements and other factors deemed relevant by the Board of Trustees.

        The Company's Class A Preferred Shares accrue a dividend equal to $0.475 per share, with such dividend payable every six months. During 2001 and 2000, cash distributions declared with respect to the Class A Preferred Shares were $0.95 per annum per Class A Preferred Share. On April 19, 2002, we declared a cash distribution with respect to the Class A Preferred Shares of $0.475 per Class A Preferred Share payable May 15, 2002.

Stock Split

        On March 16, 1999, the Company declared a 4.75 for 3.00 share split for its Common Shares payable on March 24, 1999 to shareholders of record as of March 22, 1999 (the "Stock Split"). All amounts herein have been adjusted to give effect to the Stock Split.

EXECUTIVE COMPENSATION

        The following table sets forth the compensation paid for the years ended December 31, 1999, 2000 and 2001.

Name and Principal Position	Year	Salary (1)			Securities Underlying Options
Duane H. Lund Chief Executive Officer, Chief Financial Officer and Secretary	2001 2000 1999	$ $ $	184,000 180,000 132,500	(2) (2) (2)	— 666,667 80,000	(5) (6)
Mary S. Henschel Former President, Stonehaven Technologies, Inc.	2001 2000	$ $	93,000 100,000	(3) (3)	— —
Odeh A. Muhawesh Former Chief Knowledge Officer, Stonehaven Technologies, Inc.	2001 2000	$ $	120,000 100,000	(4) (4)	— 1,000,000	(7)

(1)
No bonuses were paid for the years ended December 31, 2001, 2000 and 1999.

(2)
Amounts represent a base annual salary of $150,000 for the period from September 10, 2001 through December 31, 2001, $200,000 for the period from February 24, 2000 through September 9, 2001, $80,000 for the period from October 1, 1999 through February 23, 2000, and $150,000 for the period from January 1, 1999 through September 30, 1999. Amounts do not include $240,000 costs accrued as of December 31, 2001 in connection with Mr. Lund's termination as an employee of Stonehaven Technologies during 2001.

(3)
Amounts represent a base annual salary of $120,000 for the period from February 24, 2000 through July 10, 2001. In connection with the transaction, Stonehaven Technologies and Mary Henschel, former President of Stonehaven Technologies, entered into a Separation Agreement. Amounts do not include $262,000 fee paid during 2001 in connection with Ms. Henschel's separation from employment with Stonehaven Technologies.

(4)
Amount represents a base annual salary of $120,000 for the period from February 24, 2000 through December 31, 2001.

(5)
All options were granted in February 2000, bore an exercise price of $6.375 per Common Share and were exercisable as to 333,333 shares on February 24, 2000, with options as to 41,667 shares exercisable quarterly, commencing on May 24, 2000. As of December 31, 2001, all of these options have expired.

(6)
All options were granted in October 1999 in accordance with the Company's plan in effect at that date and bear an exercise price of $2.90 per Common Share. These options were exercisable as to 40,000 shares commencing on December 31, 1999 and 40,000 shares commencing on December 31, 2000.

(7)
All options were granted in February 2000, bear an exercise price of $5.375 per Common Share and will expire unless exercised on June 29, 2002.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION/SAR VALUES

Name and Principal Position	Common Shares Acquired on Exercise	Value Realized	# of Unexercised Securities Underlying Options/SARs at Fiscal Year End Exercisable/ Unexercisable	Value of Unexercised in-the-money Options/SARs at Fiscal Year End ($) Exercisable/ Unexercisable
Duane H. Lund Chief Executive Officer and Chief Financial Officer and Secretary	—	—	80,000/0	$0/$0(1)
Odeh A. Muhawesh Former Chief Knowledge Officer, Stonehaven Technologies, Inc.	—	—	937,500/62,500(2)	$0/$0(1)

(1)
Calculations are based upon the closing bid price of $0.30 per share as of December 31, 2001.

(2)
All options were granted in February 2000, bear an exercise price of $5.375 per Common Share and will expire unless exercised on June 29, 2002.

Employment Agreements

        The Company had no employment agreements in effect as of April 1, 2002.

        As of December 31, 2001, the Company had one employment agreement with Odeh Muhawesh, the Chief Knowledge Officer of Stonehaven Technologies, dated February 23, 2000. The employment agreement provided for an initial base annual salary of $120,000, health, life, disability and other benefits extended by the Board to other similarly situated executives and a discretionary performance bonus. The employment agreement expired on March 31, 2002.

        Prior to December 31, 2001, Stonehaven Technologies had employment agreements with Duane H. Lund, the former Chief Executive Officer of Stonehaven Technologies and Mary S. Henschel, former President of Stonehaven Technologies which provided terms identical to that of Mr. Muhawesh identified above. In connection with a sale of certain assets of Stonehaven Technologies on July 10, 2001, Stonehaven Technologies and Ms. Henschel entered into a Separation Agreement whereby Ms. Henschel received a payment of $262,000 and was required to separate from her employment with Stonehaven Technologies. Further, Stonehaven Technologies' employment agreement with Mr. Lund was terminated on September 9, 2001 and as of December 31, 2001, the Company accrued related costs of $240,000.

        In addition, the Company had an employment agreement with Duane Lund, the Company's Chief Executive Officer, dated October 1, 1999 which provided for an initial base salary of $80,000, health, life and disability and other benefits extended by the Board of Trustees to other similarly situated executives and a bonus of up to 100% of base salary under certain conditions. The employment agreement expired on December 31, 2000. No bonus was paid to Mr. Lund under the employment agreement. As of December 31, 2001, Mr. Lund continues to serve as the Company's Chief Executive Officer without an employment contract at an annual salary of $150,000.

FINANCIAL STATEMENTS

        The required audited consolidated financial statements of the Company are included herein commencing on page F-1.

CHANGES IN AND DISAGREEMENT WITH ACCOUNTSANT
ON ACCOUNTING AND FINANCIAL DISCLOSUIRE

        On November 9, 2000, PricewaterhouseCoopers LLP ("PWC") resigned as the Company's independent auditors.

        On February 2, 2001, the Company's Board of Trustees' appointed Boulay, Heutmaker, Zibell & Co. P.L.L.P. as independent auditors for the Company. The Company is not aware of any disagreement with PWC during the year ended December 31, 1999 and through November 9, 2000, the date PWC resigned as the independent accountants of the Company, on any matters of accounting principles or practices, financial statement disclosures, or auditing scope or procedures.

LEGAL MATTERS

        The legality of the Common Shares offered hereby and certain other matters will be passed upon for us by our general counsel Messerli & Kramer PA, 1800 Fifth Street Towers, 150 South Fifth Street, Minneapolis, Minnesota 55402-4246.

EXPERTS

        The financial statements as of December 31, 2001 and for the years ended December 31, 2001 and 2000 included in this prospectus and in the registration statement have been audited by Boulay, Heutmaker, Zibell & Co., P.L.L.P., independent auditors, as stated in their report with respect thereto (which expresses an unqualified opinion) and have been so included in reliance upon the report upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement on Form SB-2 under the Securities Act with the Securities and Exchange Commission in Washington, D.C. with respect to the securities offered by the selling shareholders. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information about us and the securities offered by this prospectus, you should refer to the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any agreement or any other document referred to are not necessarily complete, and in each instance, if such agreement or document is filed as an exhibit, you should refer to the copy of the agreement or document filed as an exhibit to the registration statement, each such statement being qualified in all respects by reference to the exhibit.

        The registration statement, including exhibits and schedules thereto, may be inspected and copied at the principal office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of materials may also be obtained at prescribed rates from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, we are required to file electronic versions of these documents with the Securities and Exchange Commission through its Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Securities and Exchange Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file public documents electronically.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Maryland law, our Declaration of Trust and our Bylaws generally authorizes us to indemnify our directors, officers, employees and agents against particular liabilities, including the advancement of expenses, for any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative. Our Bylaws provide that we will indemnify our directors, officers, employees and agents to the full extent provided under Maryland law. These provisions do not affect the availability of equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty. However, as a practical matter, equitable relief may not be available. In the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act. As a result, the above provisions may not limit liability of our directors, officers, employees and agents for violations of, or relieve them from the necessity of complying with, the federal securities laws.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the costs and expenses, other than broker commissions, payable by us in connection with the sale of the Common Shares offered hereby. All amounts shown are estimates (except for the SEC filing fees).

SEC filing fee	$115
Legal fees and expenses	8,500
Blue sky filing fees and expenses (including counsel fees)	—
Accounting fees and expenses	8,500
Printing and edgarization expenses	5,000
Miscellaneous expenses	7,885

Total	$30,000

RECENT SALES OF UNREGISTERED SECURITIES

        On August 12, 1999, the Company issued 254,800 Class B Preferred Shares to American Real Estate Equities, LLC, an entity owned directly and indirectly by our Chief Executive Officer and two Trustees of the Company ("AREE"), as consideration for payment of advances to the Company for working capital purposes, costs incurred in connection with the Company's 1998 commercial acquisitions and payments for abandoned project pursuit costs. Further, on August 12, 1999, the Company issued 95,000 Class B Preferred Shares to Wellington Management Corporation, an entity controlled by a former Trustee of the Company ("WMC"), as partial consideration for the termination of the incentive advisory agreement between the Company and WMC. Since then, we have reacquired, or authorized the conversion of, all of our previously issued and outstanding Class B Preferred Shares as stated below.

        On February 18, 2000, the Board of Trustees approved the conversion of 1,657,437 Common Units of the Operating Partnership into 1,468,484 Common Shares and further approved the conversion of the 254,800 Class B Preferred Shares held by AREE into 808,482 Common Shares.

        On February 24, 2000, the Company acquired Stonehaven Technologies. The acquisition was accomplished by exchanging 914,292 of the Company's Common Shares for all of the issued and outstanding stock of Stonehaven Technologies valued at $4.375 per share, or an aggregate value of approximately $4.0 million. In connection with the acquisition, the Company issued to the President of Stonehaven Technologies, our former Trustee and Chief Knowledge Officer, options as to 1,000,000 Common Shares at a price of $5.375 per share, which expire June 30, 2002 if not exercised prior thereto. The options expire in February 2010 and are exercisable as to 500,000 shares on February 24, 2000, with options as to 62,500 shares exercisable quarterly, commencing May 24, 2000. The Company also issued to the Chief Executive Officer of Stonehaven Technologies, options as to 666,667 Common Shares at a price of $6.375 per share. Further by agreement, the Company set aside a pool of options as to 200,000 Common Shares for future award to employees of Stonehaven Technologies. Each of the above options expires 90 days after employment ends or is terminated. In connection therewith, options issued to Stonehaven Technologies' Chief Executive Officer and the pool of options to other employees of Stonehaven Technologies have expired as of December 31, 2001.

        On February 29, 2000, the Company through the Operating Partnership acquired three commercial real estate properties located in suburban Minneapolis, Minnesota ("Plymouth Properties"). The Plymouth Properties were purchased from a related party for an aggregate purchase price of approximately $6.7 million. The purchase price was funded through the issuance of an aggregate of 181,629 Common Units in the Operating Partnership (valued at $4.35 per Common Unit, or an aggregate value of approximately $790,000), the assumption of certain third-party debt totaling approximately $4.5 million, secured by the Plymouth Properties, and the balance paid in cash.

        During the second quarter of 2000, the Company issued to an individual contractor 42,857 Common Shares in exchange for consulting services provided in connection with the acquisition by the Company of the Plymouth Properties. The shares were valued at an aggregate price of $150,000 or $3.50 per share. The Company expensed the cost of the consulting services during the year ended December 31, 2000.

        During the year ended December 31, 2000, 120,746 Class A Preferred Shares were converted into 416,331 Common Shares. No Class A Preferred Shares were converted into Common Shares during the year ended December 31, 2001.

        In issuing all of the above securities, the Company relied on the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

Reacquired Shares

        On June 30, 2000, the Company transferred and sold to WMC the Company's 100% interest in Lake Pointe Apartment Homes, Inc., a Wisconsin corporation and wholly-owned subsidiary of the Company ("Lake Pointe") and the Company's 8% equity interest in Highlander Acquisition Company, LLC, a Wisconsin limited liability company ("Highlander"). The interests were exchanged for 95,000 shares of the Company's Class B Junior Cumulative Convertible Preferred Shares owned by WMC and WMC assumed the mortgage debt totaling approximately $2.7 million associated with Lake Pointe.

        On December 29, 2000, the Operating Partnership sold its interest in its wholly-owned subsidiary WPT I, LLC, a Delaware limited liability company ("WPT I") and owner of the Thresher Square property ("Thresher Property"), to four individuals ("Buyers"), in exchange for $169,874 in cash, 522,416 Common Shares of the Company and 61,898 Common Units of the Operating Partnership, all of which were cancelled, and the release of approximately $6.6 million of debt. WPT I originally purchased the Thresher Property from the Buyers, one of which is a Trustee of Stonehaven.

EXHIBITS

Exhibit Number	Exhibit Description
2.1	Amended and Restated Contribution Agreement between the Company, the Operating Partnership, AREE and other limited partnership Unit recipients dated as of August 31, 1998 (filed as Exhibit A with the Company's Schedule 14A on November 6, 1998 and incorporated herein by reference)
2.2
Agreement and Plan of Reorganization dated as of February 25, 2000, by and among the Company, NTLI Acquisition Corporation, a Delaware corporation, NETLink International, Inc., a Minnesota corporation and Odeh A. Muhawesh, Mary Henschel, Alan Schmidt, Ahmad Yassine, Patrick Archbold, Ann Wessels, Art Carruth, Patricia Hewitt, Thomas Walker and Sherry Ajax (filed as Exhibit 2.2 with the Company's Form 8-K on March 17, 2000 and incorporated herein by reference)
2.3
Contribution Agreement between Wellington Partners, L.P., the Company and Plymouth Partners II, LLC and other LP Unit Recipients dated as of February 29, 2000 (filed as Exhibit 2.3 with the Company's Form 8-K on March 17, 2000 and incorporated herein by reference)
3.1	Declaration of Trust (filed with the Company's Registration Statement on Form SB-2 (Commission File No. 33-82888C) and incorporated herein by reference)
3.2	Bylaws of the Company (filed with the Company's Registration Statement on Form SB-2 (Commission file No. 33-82888C) and incorporated herein by reference)
3.3	Articles of Amendment and Restatement of the Declaration of Trust (filed as Exhibit E with the Company's Schedule 14A on November 6, 1998 and incorporated herein by reference)
5	Opinion of Messerli & Kramer PA
10.1	Agreement of Limited Partnership of the Operating Partnership dated as of August 31, 1998 (filed as Exhibit C with the Company's Schedule 14A on November 6, 1998 and incorporated herein by reference)
10.2	Master Registration Rights Agreement dated as of August 31, 1998 (filed as Exhibit E of Exhibit C with the Company's Schedule 14A on November 6, 1998 and incorporated herein by reference)
10.3
Stock Exchange Agreement between the Company and Wellington Management Corporation effective June 30, 2000 (filed with the Company's Current Report on Form 8-K on July 14, 2000 and incorporated herein by reference)
10.4
Warrant to Purchase Shares of Stock dated March 28, 2000 between the Company and Venture One Real Estate LLC (filed with the Company's Quarterly Report for the period ended June 30, 2000 on Form 10-QSB filed on August 14, 2000 and incorporated herein by reference)
10.5
Call Agreement dated March 28, 2000 between the Company and Venture One Real Estate LLC (filed with the Company's Quarterly Report for the period ended June 30, 2000 on Form 10-QSB filed on August 14, 2000 and incorporated herein by reference)
10.6
Warrant to Purchase Shares of Stock dated June 22, 2000 between the Company and Venture One Real Estate LLC (filed with the Company's Quarterly Report for the period June 30, 2000 on Form 10-QSB filed on August 14, 2000 and incorporated herein by reference)

10.7
Exclusive Agency and Representation Agreement between RESoft, Inc. and Venture One Real Estate, LLC (filed with the Company's Quarterly Report for the period September 30, 2000 on Form 10-QSB filed on November 14, 2000 and incorporated herein by reference)
10.8
Membership Unit Purchase Agreement dated December 29, 2000, between the Company, Wellington Properties Investments, L.P., and Steven B. Hoyt, Bruce K. Hoyt, Donald Ringrose, and Richard Wolsfeld (filed with the Company's Current Report as Exhibit 10.1 on Form 8-K on January 16, 2001 and incorporated herein by reference)
10.9
Asset Purchase Agreement between Stonehaven Realty Trust, RESoft, Inc., and Stellent, Inc. (filed with the Company's Current Report Form 8-K filed on July 18, 2001 and incorporated herein by reference)
10.10	Termination Agreement between RESoft, Inc. and Venture One Real Estate, LLC (filed with the Company's Current Report Form 8-K filed on July 18, 2001 and incorporated herein by reference)
23.1	Consent of Boulay, Heutmaker, Zibell & Co., PLLP
23.2	Consent of Messerli & Kramer PA (contained in its opinion filed as Exhibit 5 of this Registration Statement)
24	Powers of Attorney (contained in Part II of this Registration Statement)

UNDERTAKINGS

        1.    We hereby undertake:

        (a)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement and

          (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the issuer pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference herein.

        (b)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)  To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

        2.    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        3.    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on May 6, 2002.

STONEHAVEN REALTY TRUST

By: /s/ Duane H. Lund
____________________________
Duane H. Lund
 President and Chief Executive Officer, Chief Financial Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Duane A. Lund, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE
By: /s/ DUANE H. LUND Duane H. Lund Date: May 6, 2002	Trustee
By: /s/ STEVEN B. HOYT Steven B. Hoyt Date: May 6, 2002	Trustee
By: /s/ PAUL T. LAMBERT Paul T. Lambert Date: May 6, 2002	Trustee

STONEHAVEN REALTY TRUST AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

To the Board of Trustees and Shareholders of
Stonehaven Realty Trust and Subsidiaries:

        We have audited the accompanying consolidated balance sheet of Stonehaven Realty Trust and Subsidiaries as of December 31, 2001, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years ending December 31, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stonehaven Realty Trust and Subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for the years ending December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ Boulay, Heutmaker, Zibell & Co. P.L.L.P.

Minneapolis, Minnesota
February 15, 2002

Stonehaven Realty Trust and Subsidiaries

Consolidated Balance Sheet

December 31, 2001

ASSETS
Investments in real estate:
Land	$2,195,034
Buildings and improvements	8,823,447
Computer hardware, software and other fixed assets	69,922

11,088,403
Accumulated depreciation and amortization	(564,090)

Net investments in real estate	10,524,313
Cash and cash equivalents	1,540,766
Marketable securities, net	2,364,800
Restricted cash	229,303
Other assets, net	152,801

TOTAL ASSETS	$14,811,983

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Mortgage loans and notes payable	$6,537,791
Related party notes payable	335,000
Income taxes payable	40,000
Accounts payable and accrued expenses	771,049
Security deposits	35,000

Total liabilities	7,718,840

Minority interest in consolidated subsidiary	8,810
COMMITMENTS AND CONTINGENCIES:
Shareholders' equity:
Preferred Shares—$0.01 par value, 10,000,000 authorized: 663,291 Class A cumulative convertible shares issued and outstanding, $10.00 per share liquidation preference	6,633
Common Shares—$0.01 par value, 100,000,000 authorized; 4,517,524 shares issued and outstanding	45,176
Additional paid-in capital	25,595,216
Accumulated other comprehensive loss; net unrealized loss on marketable securities	(30,400)
Accumulated deficit	(18,492,523)
Treasury stock, at cost	(39,769)

Total shareholders' equity	7,084,333

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$14,811,983

The accompanying notes are an integral part of the consolidated financial statements.

Stonehaven Realty Trust and Subsidiaries

Consolidated Statements of Operations

	For the year ended December 31,
	2001	2000
Revenues
Rental revenue	$1,122,127	$3,189,791
Tenant recoveries	692,308	1,921,114
Professional services and sales of hardware and software	1,803,266	2,632,825
Interest and other	206,295	372,334

Total revenues	3,823,996	8,116,064

Expenses
Property, operating and maintenance	209,045	1,017,904
Advertising and promotion	108,471	221,550
Property taxes and insurance	417,686	959,102
Depreciation and amortization	1,766,389	2,582,297
Interest	721,682	1,790,804
General and administrative	1,814,488	2,969,153
Management fees	86,905	255,422
Costs related to professional services and sales of hardware and software	895,785	2,143,524
Product development	114,917	396,181
Nonrecurring expenses	—	408,415

Total expenses	6,135,368	12,744,352

Loss from operations before equity in income of unconsolidated subsidiary and loss allocated to minority interest	(2,311,372)	(4,628,288)
Equity in income of unconsolidated subsidiary	—	2,912
Loss allocated to minority interest	132,080	571,333

Loss from operations	(2,179,292)	(4,054,043)
Loss on sale of investments in real estate	(165,835)	(4,260,910)
Loss on sale of marketable securities	(667,117)	—
Gain on sale of certain assets of Stonehaven Technologies	397,263	—

Loss before provision for income taxes	(2,614,981)	(8,314,953)
Provision for income taxes	(40,000)	—

Net Loss	(2,654,981)	(8,314,953)
Preferred Share Dividends	(630,141)	(643,558)

Net loss available to Common Shareholders	$(3,285,122)	$(8,958,511)

Net loss available to Common Shareholders per Common Share: Basic and Diluted	$(0.73)	$(2.01)

Weighted average number of Common Shares outstanding	4,517,524	4,459,656

Comprehensive loss:
Net Loss	$(2,654,981)	$(8,314,953)
Other comprehensive loss:
Unrealized loss on marketable securities	(30,400)	—

Comprehensive loss	$(2,685,381)	$(8,314,953)

The accompanying notes are an integral part of the consolidated financial statements.

Stonehaven Realty Trust

Consolidated Statements of Shareholders' Equity

For the year ended December 31, 2001 and 2000

	Class A Preferred Shares	Class B Preferred Shares	Common Shares	Additional Paid-in Capital	Accumulated other comprehensive income: net unrealized loss on marketable securities		Accumulated Deficit	Cost of Shares held in Treasury		Total
Balance at December 31, 1999	$7,840	$3,498	$13,881	$20,764,877	$		$(6,250,624)	$		$14,539,472
Cash dividends declared	—	—	—	—		—	(643,558)		—	(643,558)
Common Shares issued in connection with dividend reinvestments	—	—	167	47,498		—	—		—	47,665
Common Shares issued in connection with Stonehaven Technologies acquisition	—	—	9,143	3,990,857		—	—		—	4,000,000
Issuance of Common Shares for services	—	—	429	149,571		—	—		—	150,000
Issuance of warrants	—	—	—	682,338		—	—		—	682,338
Cost of 15,300 shares of common shares acquired for treasury	—	—	(153)	153		—	—		(39,769)	(39,769)
Lake Pointe return of capital and sale	—	(950)	—	(760,646)		—	(45,000)		—	(806,596)
Thresher Property return of capital and sale	—	—	(5,224)	(7,120,036)		—	—		—	(7,125,260)
Conversion of Preferred Shares and units to Common Shares	(1,207)	(2,548)	26,933	(23,178)		—	—		—	—
Adjustment to minority interest resulting from operations and changes in ownership of the operating partnership by the Company	—	—	—	7,863,782		—	121,299		—	7,985,081
Net loss	—	—	—	—		—	(8,314,953)		—	(8,314,953)

Balance at December 31, 2000	$6,633	$—	$45,176	$25,595,216		$—	$(15,132,836)		$(39,769)	$10,474,420

Cash dividends declared	—	—	—	—		—	(630,141)		—	(630,141)
Unrealized loss on marketable securities	—	—	—	—		(30,400)	—		—	(30,400)
Adjustment to minority interest resulting from operations of the operating partnership by the Company	—	—	—	—		—	(74,565)		—	(74,565)
Net loss	—	—	—	—		—	(2,654,981)		—	(2,654,981)

Balance at December 31, 2001	$6,633	$—	$45,176	$25,595,216		$(30,400)	$(18,492,523)		$(39,769)	$7,084,333

The accompanying notes are an integral part of the consolidated financial statements.

Stonehaven Realty Trust

Consolidated Statement of Cash Flows

	For the year ended December 31,
	2001	2000
Cash flows from operating activities:
Net loss	$(2,654,981)	$(8,314,953)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,766,389	2,582,297
Bad debt expense	392,134	—
Loss allocated to minority interest	(132,080)	(571,333)
Loss on sales of investment in real estate	165,835	4,260,910
Gain on sale of certain assets of Stonehaven Technologies	(397,263)	—
Loss on sale of marketable securities	667,117	—
Equity in income of unconsolidated subsidiary	—	(2,912)
Net change in assets and liabilities:
Accounts receivable, net	81,380	(40,771)
Restricted cash	804,731	(906,985)
Other assets, net	(10,204)	8,543
Income taxes payable	40,000	—
Accounts payable and accrued expenses	(1,787,759)	147,898
Deferred revenue and security deposits	(111,214)	122,385

Net cash used in operating activities	(1,175,915)	(2,714,921)

Cash flows from investing activities:
Acquisition of and additions to real estate properties	(43,305)	(1,359,246)
Acquisition of computer hardware, software and other fixed assets	(63,649)	(902,172)
Acquisition of licensing agreements	(300,000)	—
Cash proceeds from disposition of real estate property and investment in unconsolidated subsidiary, net	593,579	170,999
Costs associated with disposition of certain assets of Stonehaven Technologies	(587,738)	—
Cash proceeds from acquisition of consolidated subsidiary	—	160,759
Cash proceeds from sale of marketable securities,	2,925,683	5,188,779
Investment in unconsolidated subsidiary	—	7,425

Net cash provided by investing activities	2,524,570	3,266,544

Cash flows from financing activities:
Payments on mortgage loans and notes payable	(104,526)	(536,614)
Payments on line of credit	—	(68,466)
Payments of related party note payable	—	(415,000)
Repurchase of Common Shares	—	(39,769)
Dividends/distributions paid	(1,339,279)	(748,582)

Net cash used in financing activities	(1,443,805)	(1,808,431)

Net decrease in cash and cash equivalents	(95,150)	(1,256,808)
Cash and cash equivalents
Beginning of year	1,635,916	2,892,724

End of year	$1,540,766	$1,635,916

The accompanying notes are an integral part of the consolidated financial statements.

Stonehaven Realty Trust and Subsidiaries

Notes to Consolidated Financial Statements

Note 1—Organization

        Stonehaven Realty Trust (the "Company") is a real estate company separated into two business segments: a commercial real estate segment which acquires, owns and operates commercial real estate and a technology segment which through July 10, 2001, provided information technology consulting and document management solutions.

        The Company's real estate investments are owned through its operating partnership, Wellington Properties Investments, L.P. ("Operating Partnership"), of which the Company is the sole general partner and owns an approximate 92.9% interest. As of December 31, 2001, the Company owned four commercial industrial properties that aggregate approximately 129,000 rentable square feet.

        On July 10, 2001, Stonehaven Technologies, Inc. (Formerly, RESoft, Inc.) ("Stonehaven Technologies"), a Delaware company and a wholly-owned subsidiary of Stonehaven Realty Trust, sold certain of its assets to Stellent, Inc. (Formerly, IntraNet Solutions, Inc.) ("Stellent"), a Minnesota company (NASDAQ: STEL).

Note 2—Basis of Presentation

        Minority interest at December 31, 2001 represents approximately a 7.1% aggregate partnership interest in the Operating Partnership held by the limited partners thereof.

        The consolidated financial statements of the Company at December 31, 2001 and for the years ended December 31, 2001 and 2000 include the accounts and operating results of the Company, its subsidiaries and the Operating Partnership as the Company's general partnership interest provides for control over all significant Operating Partnership activities. The consolidated financial statements include the Company's 8% equity interest in Highlander Acquisition Company, LLC ("Highlander") under the equity method of accounting for the periods the Company retained its equity interests. All significant intercompany transactions have been eliminated in consolidation.

Note 3—Summary of Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

        In order to conform with generally accepted accounting principles, management, in preparation of the Company's consolidated financial statements, is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2001, and the reported amounts of revenues and expenses for the years ended December 31, 2001 and 2000. Actual results could differ from those estimates. Significant estimates include, among other items, the valuation of investments in real estate and deferred taxes.

Investments in Real Estate

        Investments in real estate assets are carried at the lower of cost or estimated net realizable value. The Company periodically reviews its properties for impairment and provides for a provision if impairments are determined. First, to determine if impairment may exist, the Company reviews its properties and identifies those, if any, which have had either an event of change or event of circumstances warranting further assessment of recoverability. Then, the Company estimates the fair value of those properties on an individual basis by capitalizing the expected net operating income, among various other factors. Such amounts are then compared to the property's depreciated cost to determine whether an impairment exists. The Company has not recognized impairment losses on real estate assets at December 31, 2001.

        Depreciation expense is computed using the straight-line method based on the following useful lives:

Years
Building and improvements	40
Computer hardware, software and other fixed assets	3-5

        Expenditures for ordinary maintenance and repairs are expensed to operations as incurred and significant renovations and improvements that improve or extend the useful life of the asset are capitalized and depreciated over their estimated useful life.

        When a property is sold or retired, the costs and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in the statement of operations.

Cash and cash equivalents

        Cash and cash equivalents include investments purchased with an original maturity date of three months or less. The carrying amount approximates fair value due to short maturity of these investments.

        The Company maintains its cash and cash equivalents in bank accounts which may exceed amounts insured by Federal Deposit Insurance Corporation. Cash in money market funds is not federally insured. As of December 31, 2001, cash in money market funds totaled $1,071,000.

Accounts Receivable

        Accounts receivable is reported net of allowance for doubtful accounts. As of December 31, 2001, all accounts receivable have been written off as uncollectible. Therefore, no allowance exists at December 31, 2001.

Other Assets

        As of December 31, 2001, other assets primarily consist of deferred financing costs incurred to obtain and secure mortgage debt financing. Other assets are carried at cost, less accumulated amortization. The deferred financing costs are being amortized over the life of the respective loans on a straight-line basis. Accumulated amortization related to deferred financing costs as of December 31, 2001 was approximately $20,000.

        As a result of the sale of certain assets of Stonehaven Technologies on July 10, 2001, our ability to market our royalties and licensing agreements has been significantly impaired primarily due to the fact that Stellent has become an active competitor to our technology. As a result, the Company recorded the unamortized costs of these assets as of July 10, 2001 of approximately $1,620,000 ($2,482,000 net of accumulated amortization of approximately $862,000) as an offset to the gain on sale of certain assets of Stonehaven Technologies.

        Further, as a result of the sale of certain assets of Stonehaven Technologies on July 10, 2001, goodwill incurred in connection with the acquisition of Stonehaven Technologies was recorded as an offset to gain on sale of certain assets of Stonehaven Technologies.

Revenue Recognition

        Rental revenue from tenants is recognized on a straight-line basis over the term of the lease agreements regardless of when payments are due. Tenant recoveries include payments from commercial property tenants for reimbursement of the tenant's share of real estate taxes and certain common area maintenance costs. Such costs are recognized as revenue in the period the costs are incurred.

        Revenue generated from professional services and sales of hardware and software is recognized as services and goods are provided. Services billed in advance are recorded as deferred revenues and recognized when revenue is earned.

Software Development

        As of December 31, 2001, the Company is not incurring costs related to development of new software product. When such costs are incurred, they are charged to software development expense as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established, which to date has been when the Company has a working model of the software, and ending, when a product is available for general release to customers. Substantially all development costs are incurred prior to establishing a working model. As a result, the Company has not capitalized any software development costs since costs have not been significant.

Income Taxes

        Through December 31, 1999, the Company historically operated as a REIT and maintained its qualification as a REIT under Sections 856 through 860 of the Internal Revenue Code (the "Code"). As a REIT, the Company generally was not subject to federal income tax. To qualify as a REIT under the Code for a taxable year, the Company must meet certain requirements relating to its assets, income, stock ownership and distributions to shareholders.

        For the year ended December 31, 2000, the Company did not qualify as a REIT under the Code due to Stonehaven Technologies' operations. Due to the Company's failure to qualify as a REIT, the Company is now subject to federal income tax on all of its taxable income at regular corporate rates and will not receive a deduction for dividends paid to its shareholders. Additionally, any distributions to shareholders generally will be taxable to the shareholders as ordinary income to the extent of current and accumulated earnings and profits. Thus, the Company's income would be subject to double taxation—at the corporate level and the shareholder level to the extent such income is distributed to shareholders. For the year ended December 31, 2000, the Company was in a taxable loss position. Accordingly, no provision was made for federal income taxes in the accompanying consolidated financial statements for the year ended December 31, 2000. For the year ended December 31, 2001, the Company expects to have taxable income as a result of the sale of certain assets on July 10, 2001, and accordingly, has included a provision for federal and state income taxes totaling $40,000 in the accompanying consolidated financial statements.

        Failure to qualify as a REIT for the year ended December 31, 2000 disqualifies the Company from taxation as a REIT for the four taxable years thereafter and could result in the Company incurring indebtedness or liquidating investments should the Company not have sufficient funds to pay the resulting federal income tax liabilities. As a result, the funds available for distribution to the Company's shareholders would be reduced for each of the years involved. In addition, dividend payments subject to the Code would no longer be required.

        Because the Company is no longer a REIT for federal income tax purposes, the Company now accounts for income taxes using the liability method under which deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

        The Company and certain of its subsidiaries are also subject to certain state and local income, excise and franchise taxes. The provision for such state and local taxes has been reflected in general and administrative expense in the consolidated statements of operations and has not been separately stated due to its insignificance.

Investment in Unconsolidated Subsidiary

        The Company accounted for the investment in Highlander under the equity method. The investment was recorded initially at the Company's cost and subsequently adjusted for the Company's net equity in income or loss and cash contributions and distributions. On June 30, 2000, the Company sold its 8% interest in Highlander.

Fair Value of Financial Instruments

        The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and mortgage loans and notes payable. It is not currently practicable to estimate the fair value of mortgage loans and notes payable because those agreements contain unique terms, conditions, covenants and restrictions, which were negotiated at arm's length with the Company's lenders. There is no readily determinable similar instrument on which to base an estimate of fair value for those financial instruments. For all other financial instruments, the fair values of the financial instruments were not materially different from their carrying or contract values.

Segment Disclosure

        In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information". This Statement requires that a public company report financial and descriptive information about its reportable operating segments. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments, Management views the Company as two business segments: a commercial real estate segment which acquires, owns and operates commercial real estate and a technology segment which provides information technology consulting and document management solutions.

Recent Accounting Pronouncements

        In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133") FAS 133, as amended, establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. The Company was required to adopt FAS 133 effective January 1, 2001. Because the Company does not use derivative financial instruments, the Company's adoption of FAS 133 effective January 1, 2001 did not have an effect on the Company's consolidated financial position or results of operations.

        In December 1999, the Securities and Exchange Commission ("SEC") issued SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. In October 2000, the SEC issued a "Frequently Asked Questions" document on SAB 101 to provide further definitive guidance on the implementation of SAB 101. SAB 101 is effective for years beginning after December 15, 1999 and the Company was required to adopt SAB 101 in the quarter ended December 31, 2000, retroactive to the beginning of the year. SAB 101 did not have an effect on the Company's results of operations, financial position or cash flows.

        During fiscal 2001, the Financial Accounting Standards Board issued SFAS #142 Goodwill and Other Intangible Assets. SFAS #142 will be effective for the Company's fiscal year beginning January 1, 2002 and will no longer permit goodwill of the Company to be amortized. Instead, goodwill will be periodically tested for impairment and written down if impairment is determined to exist. Other intangible assets must be reviewed, and assessed at least annually, in order to ascertain if their lives are deemed to be finite (amortized) or indefinite (not amortized). At December 31, 2001, the Company no longer has goodwill, but will evaluate any future goodwill or intangible assets with respect to the above.

        In August 2001, the Financial Accounting Standards Board issued Financial Accounting Standard (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 establishes a model for measurement and reporting the impairment of assets to be disposed of by sale and addresses accounting for a segment of a business accounted for as a discontinued operation. SFAS 144 is effective for fiscal years beginning after December 15, 2001.

Note 4—Marketable Securities

        The Company's investments in marketable securities are available-for-sale and, as of December 31, 2001, represent 80,000 shares of common stock of Stellent ("Stellent Shares"). Such shares were acquired in connection with the sale of certain assets of Stonehaven Technologies on July 10, 2001 and were recorded at $29.94 per share based on the NASDAQ closing quote per share of common stock of Stellent on July 9, 2001. The shares were unregistered when acquired and Stellent subsequently registered the shares with the Securities and Exchange Commission effective September 7, 2001. As of December 31, 2001, the fair market value of these marketable securities aggregate $2,365,000 (based upon the NASDAQ closing quote per share of common stock of Stellent of $29.56 on December 31, 2001). As a result the Company has recorded an unrealized loss of $30,400.

        During the year ended December 31, 2001, the Company sold 120,000 Stellent Shares at an average price of $24.38 per share and recognized a loss of the sale of these shares totaling approximately $667,000. The Company recognizes gain or loss on the sale of marketable securities based upon the first-in first-out method. Subsequent to December 31, 2001 and through February 15, 2002, the Company sold an additional 40,000 shares at an average sale price of $31.34 per share net of commissions. As of February 15, 2002, the NASDAQ closing quote per share of common stock of Stellent was $16.21.

Note 5—Acquisitions and Dispositions

Disposition of Certain Assets of Stonehaven Technologies

        On July 10, 2001, Stonehaven Technologies sold all of its interest in SmartCabinet software code (software technology replicating and mapping a company's business logic in web base format) and related assets including its REDocs initiatives, to Stellent pursuant to an Asset Purchase Agreement between the Company, Stonehaven Technologies and Stellent. In exchange, Stonehaven Technologies received 200,000 unregistered shares of Stellent common stock (the "Stellent Shares") with a market value aggregating approximately $5,988,000 (valued at $29.94 per share based on the NASDAQ closing quote per share on July 9, 2001). Stellent subsequently registered the Stellent Shares with the Securities and Exchange Commission effective September 7, 2001. As of December 31, 2001, the Company has recorded a gain on the sale of approximately $397,000, net of the unamortized costs of certain royalties, licensing agreements, and goodwill.

        In connection with the transaction, Stonehaven Technologies and Mary Henschel, former President of Stonehaven Technologies, entered into a Separation Agreement. Ms. Henschel and most of Stonehaven Technologies' other employees are no longer employed by Stonehaven Technologies. Further, Duane H. Lund terminated his employment with Stonehaven Technologies as of September 9, 2001 and as of December 31, 2001, the Company has accrued related termination costs of $240,000. Odeh Muhawesh continues to serve as Chief Knowledge Officer and the sole employee of Stonehaven Technologies under his employment contract which expires on March 31, 2002. Unpaid costs through the end of Mr. Muhawesh's employment agreement totaling $37,000 have been accrued as of December 31, 2001.

        Stonehaven Technologies also terminated its Exclusive Agency and Representation Agreement with Venture One Real Estate, LLC, in July 2001 and agreed to pay it a $262,500 termination fee. Further in connection with the July 2001 transaction, the warrants associated with certain intangible assets were cancelled.

Disposition of Investments in Real Estate

        On March 31, 2001, the Company sold the St. Cloud, Minnesota real property ("Cold Springs Property") to an unrelated third party. In exchange for the real property, the Company received approximately $8.3 million in cash. In addition, the Company retired the related mortgage indebtedness of approximately $7.3 million. The Company recorded a loss on the sale of the investment in the real estate of approximately $166,000 as of December 31, 2001 and an expected loss on the sale of the investment in real estate of approximately $4.3 million as of December 31, 2000.

        On December 29, 2000, the Operating Partnership sold its membership interest in its wholly-owned subsidiary WPT I, LLC, a Delaware limited liability company ("WPT I") and owner of the Thresher Square property ("Thresher Property"), to four individuals ("Buyers"), in exchange for $169,874 in cash, 522,416 Common Shares of the Company and 61,898 Common Units of the Operating Partnership ("Common Units"), all of which were cancelled, and the release of approximately $6.6 million of debt. In connection with the sale, cash in the amount of $805,000 securing a letter of credit granted by the Company in favor of the mortgagee of the Thresher Property and the letter of credit was released. Additionally, the Company was released from its obligation to indemnify one of the Buyers, who is also a member of the Board of Trustees of the Company, from amounts incurred by him under personal guaranties related to the Thresher Property which remained in place after the original purchase by WPT I. WPT I originally purchased the Thresher Property from the Buyers, one of which is a Trustee of the Company. The disposition resulted in no gain or loss being recorded in the accompanying consolidated statement of operations due to the related party nature of the transaction. The disposition was considered a return of capital and resulted in a $7.1 million reduction in shareholders' equity.

        On June 30, 2000, the Company transferred and sold to Wellington Management Corporation ("WMC") the Company's 100% interest in Lake Pointe Apartment Homes, Inc., a Wisconsin corporation and wholly owned subsidiary of the Company ("Lake Pointe") and the Company's 8% equity interest in Highlander. The interests were exchanged for 95,000 shares of the Company's Class B Junior Cumulative Convertible Preferred Shares ("Class B Preferred Shares") owned by WMC and WMC assumed the mortgage debt totaling approximately $2.7 million associated with Lake Pointe. The disposition resulted in no gain or loss being recorded in the accompanying consolidated statement of operations due to the related party nature of the transaction. The disposition was considered a return of capital and resulted in a $807,000 reduction in shareholders' equity.

Acquisition of Investments in Real Estate and Consolidated Subsidiary

        On February 29, 2000, the Company through the Operating Partnership acquired three commercial real estate properties located in suburban Minneapolis, Minnesota ("Plymouth Properties"). The Plymouth Properties were purchased from a related party for an aggregate purchase price of approximately $6.7 million. The purchase price was funded through the issuance of an aggregate of 181,629 Common Units in the Operating Partnership (valued at $4.35 per Common Unit, or an aggregate value of approximately $790,000), the assumption of certain third-party debt totaling approximately $4.5 million, secured by the Plymouth Properties, and the balance paid in cash. The acquisition was accounted for using the purchase method of accounting.

        On February 24, 2000, the Company acquired Stonehaven Technologies. The acquisition was accomplished by exchanging 914,292 of the Company's Common Shares for all of the issued and outstanding stock of Stonehaven Technologies valued at $4.375 per share, or an aggregate value of approximately $4.0 million. The acquisition was accounted for using the purchase method of accounting.

Pro Forma Consolidated Financial Information (Unaudited)

        The following pro forma condensed consolidated financial information presented below is as if the acquisition of the Plymouth Properties and the dispositions of Lake Pointe, Highlander, Cold Springs Property, Thresher Property and certain assets of Stonehaven Technologies had occurred on January 1, 2000. The pro forma financial information is not necessarily indicative of the results, which actually would have occurred if the acquisitions or dispositions had been consummated on January 1, 2000, nor does the pro forma information purport to represent the results of operations for future periods.

	For the year ended December 31,
	2001	2000
Pro forma total revenue	$1,495,000	$1,964,000
Pro forma loss	$1,419,000	$806,000
Pro forma loss available to Common Shareholders	$2,049,000	$1,450,000
Pro forma loss per Common Share Basic and Diluted	$0.45	$0.35

Note 6—Mortgage Loans and Notes Payable

        Mortgage loans and notes payable as of December 31, 2001 consisted of the following:

	Amount	Payment Terms
Century Bank, N.A., 7.625%, maturing on May 31, 2002, collateralized by the Plymouth I property and assignment of rents*	$1,483,298	Monthly principal and interest of $12,501
Century Bank, N.A., 7.625%, maturing on May 31, 2002, collateralized by the Plymouth II and Plymouth III properties and assignment of rents*	2,805,792	Monthly principal and interest of $21,686
GMAC Commercial Mortgage Corporation, 7.00%, maturing February 1, 2008, collateralized by the Nicollet commercial property and an assignment of rents and security agreement	2,248,701	Monthly principal and interest of $15,635

	$6,537,791

*
A Trustee of the Company and his spouse has fully guaranteed this mortgage loan.

        The mortgage loans and notes payable mature as follows:

Year ending December 31,
2002	$4,320,284
2003	33,450
2004	35,868
2005	38,460
2006	41,241
Thereafter	2,068,488

$6,537,791

        Total mortgage loans and notes payable of approximately $4,289,000 mature on May 31, 2002. We anticipate refinancing this debt at an annual fixed interest rate below the current rate of 7.625% for a three year term We expect fees associated with this refinance to total approximately $21,000.

        The Company has a note payable to the former Chief Executive Officer of Stonehaven Technologies and former Trustee of the Company, who is the current Chief Knowledge Officer of Stonehaven Technologies. The note totaled $335,000 as of December 31, 2001 and was due on January 2, 2001. On December 29, 2000, the Company notified the Chief Knowledge Officer that is was suspending its payment under the promissory note assumed by Stonehaven Technologies pending the resolution of the currently outstanding legal proceeding. The Company has accrued interest on the note through December 31, 2001 at 9.50%. The payment of interest may be made in cash or Common Shares of the Company, at the option of the Company.

Note 7—Shares, Warrants and Options

        During 1999, the Company issued 785,037 Class A Cumulative Convertible Preferred Shares ("Class A Preferred Shares") to the public ("Preferred Offering"). Each of the Class A Preferred Shares is entitled, at all meetings of shareholders, to 3.448 votes, the number of Common Shares into which they are convertible, subject to adjustment for stock splits and similar events. The Class A Preferred Shares are entitled to vote as a class on certain matters that affect their respective rights. The Class A Preferred Shares bear a liquidation value of $10.00 per share and accrue a dividend equal to $0.475 per share, with such dividend payable every six months. The Class A Preferred Shares are convertible into the number of Common Shares equal to the quotient obtained by dividing (1) $10.00 plus any dividends then accrued but unpaid on the Class A Preferred Shares, by (2) $2.90, a price equal to 110% of the average closing bid price of Common Shares over the 10 trading days preceding the effective date of the registration statement covering the Class A Preferred Shares. The Company has the right to redeem the Class A Preferred Shares, under certain circumstances, after the two-year anniversary date of the initial closing of the Preferred Offering. Proceeds from the Preferred Offering, net of underwriters' discount and total offering expenses, were approximately $6.7 million.

        Further during 1999, the Company issued 254,800 Class B Preferred Shares to AREE as consideration for payment of advances to the Company for working capital purposes, costs incurred in connection with the Company's 1998 commercial acquisitions and payments for abandoned project pursuit costs and issued 95,000 Class B Preferred Shares to WMC as partial consideration for the termination of the incentive advisory agreement between the Company and WMC. As of December 31, 2001 and 2000, no Class B Preferred Shares are outstanding.

        On February 18, 2000, the Board of Trustees approved the conversion of 1,657,437 Common Units of the Operating Partnership into 1,468,484 Common Shares and further approved the conversion of the 254,800 Class B Preferred Shares held by AREE into 808,482 Common Shares.

        In connection with the acquisition of Stonehaven Technologies, on February 24, 2000, the Company issued 914,292 Common Shares (valued at $4.375 per share or an aggregate of $4.0 million).

        On February 29, 2000, in connection with the Company's acquisition of the Plymouth Properties, the Operating Partnership issued an aggregate of 181,629 Common Units in the Operating Partnership (valued at $4.35 per Common Unit, or an aggregate value of approximately $790,000).

        During the second quarter of 2000, the Company issued to an individual contractor 42,857 Common Shares in exchange for consulting services provided in connection with the acquisition by the Company of the Plymouth Properties. The shares were valued at an aggregate price of $150,000 or $3.50 per share. The Company expensed the cost of the consulting services during the year ended December 31, 2000.

        On June 30, 2000, in connection with the Company's disposition of Lake Pointe and Highlander, 95,000 shares of the Company's Class B Preferred Shares owned by WMC were cancelled.

        On July 1, 2000, the Board of Trustees of the Company authorized the Company to repurchase, on a quarterly basis, up to 150,000 Common Shares of the Company in open market transactions. To facilitate such repurchase program, no dividend was declared on the Company's Common Shares. During the year ended December 31, 2000, the Company repurchased 15,300 Common Shares at an aggregate cost of approximately $40,000. No Common Shares were repurchased during the year ended December 31, 2001. As of December 31, 2001, the 15,300 Common Shares represented all of the treasury stock as recorded in the accompanying consolidated balance sheet.

        On December 29, 2000, in connection with the disposition of the Thresher Properties, 522,416 Common Shares of the Company and 61,898 Common Units of the Operating Partnership were cancelled.

        During the year ended December 31, 2000, 120,746 Class A Preferred Shares were converted into 416,331 Common Shares. No Class A Preferred Shares were converted into Common Shares during the year ended December 31, 2001.

Dividend Reinvestment Plan

        The Company maintains a dividend reinvestment and share purchase plan whereby holders of Common Shares may automatically reinvest cash dividends into additional Common Shares. Under the plan, certain investors may also make optional cash payments on a quarterly basis to acquire even more Common Shares. The price of the shares sold under the plan is the average of the high and low sale prices of the Company's Common Shares on the scheduled date of reinvestment.

Warrants

        On March 5, 1998, the Company issued warrants to Credit Suisse First Boston Mortgage LLC in connection with the refinancing of debt. The warrants provide for the right to purchase 47,500 Common Shares at a price of $5.37 per Common Share. The warrant is exercisable at any time through March 5, 2008. The warrant remains unexercised as of December 31, 2001.

        In connection with the Company's Preferred Offering on October 28, 1999, the Company issued to a representative of the underwriters a warrant to purchase 35,500 Class A Preferred Shares at a price of $10.00 per share. The warrants issued to the underwriters' representative will become exercisable one year after date of issuance and will be exercisable for a period of four years thereafter. The warrants contain provisions for (1) "cashless exercise," whereby the underwriters' representative may forfeit a portion of the warrants at the time of exercise in lieu of the cash payment of the exercise price, (2) appropriate adjustment in the event of a merger, consolidation, recapitalization, reclassification, share dividend, shared split or similar transaction, (3) a one-time right to demand registration of the Common Shares underlying the warrants under the Securities Act of 1933, and (4) participation of the Common Shares underlying such warrant, on a "piggy-back" basis, in specified registrations by the Company during the duration of the underwriters' warrant and for two years thereafter.

        On March 28, 2000, the Company acquired a proprietary database from a sales and marketing company and issued to it 366,670 warrants to purchase the Company's Common Shares. The warrants bore an exercise price of $6.375 per share, were immediately vested and were to expire at the earlier of July 1, 2005 or upon the occurrence of certain corporate events, as defined in the warrant agreement. On June 22, 2000, the Company acquired additional proprietary material from the same sales and marketing company and in exchange issued an additional 700,000 warrants to purchase the Company's Common Shares. One half of the warrants bore an exercise price of $6.375 per share and the remainder bore an exercise price of $9.375 per share. The warrants were immediately vested and were to expire at the earlier of July 1, 2007 or upon the occurrence of certain corporate events, as defined in the warrant agreement. The estimated fair value of these warrants on the respective grant dates using the Black-Scholes pricing model totaled approximately $682,000. In connection with the sale of certain assets of Stonehaven Technologies on July 10, 2001, the warrants issued to purchase a total of 1,066,670 Common Shares of the Company were canceled.

Options

        On May 27, 1998, in accordance with the Company's former stock option plan ("Former Plan") the Company granted options as to 54,387 Common Shares to the existing employees and Trustees of the Company. The options are exercisable on any date through May 26, 2008 at a price of $5.37 per share.

        On November 16, 1998, the shareholders of the Company adopted the 1998 Share Option Plan ("Current Plan"), which provides for the granting of share options to officers, Trustees and employees at a price determined by a formula in the Current Plan agreement. The options are to be exercisable over a period of time determined by the Current Plan committee, but no longer than ten years after the grant date. Compensation resulting from the share options is initially measured at the grant date based on fair market value of the shares.

        In connection with employment agreements entered into during 1999 and in accordance with the Current Plan, the Company issued options to purchase 80,000 Common Shares at $2.90 per share to each of the Company's Chief Executive Officer and former President. The Chief Executive Officer's options expire on September 30, 2009 and the former President's options expire on December 31, 2005.

        In connection with the Stonehaven Technologies acquisition in February of 2000, the Company issued to the current Chief Knowledge Officer of Stonehaven Technologies, options as to 1.0 million Common Shares at a price of $5.375 per share. The options expire in February 2010 and are exercisable as to 500,000 shares on February 24, 2000, with options as to 62,500 shares exercisable quarterly, commencing May 24, 2000. The Company also issued to the Chief Executive Officer of Stonehaven Technologies, options as to 666,667 Common Shares at a price of $6.375 per share. Further by agreement, the Company set aside a pool of options as to 200,000 Common Shares for future award to employees of Stonehaven Technologies. Each of the above options expires 90 days after employment ends or is terminated. In connection therewith, options issued to Stonehaven Technologies' Chief Executive Officer and the pool of options to other employees of Stonehaven Technologies have expired as of December 31, 2001.

        The following summarizes the Company's activity relative to options:

	Options to Purchase Common Shares	Weighted Average Exercise Price per Share	Range of Exercise Price per Share
Outstanding at January 1, 2000	214,387	$3.53	$2.90 - $5.37
Granted	1,666,667	$5.78	$5.375 - $6.375

Outstanding at December 31, 2000	1,881,054	$5.52	$2.90 - $6.375
Expired	(666,667)	$6.38	$6.38

Outstanding at December 31, 2001	1,214,387	$5.05	$2.90 - $5.375

Exercisable at December 31, 2000	1,360,221	$5.42	$2.90 - $5.375

Exercisable at December 31, 2001	1,151,887	$5.03	$2.90 - $5.375

        The options outstanding as of December 31, 2001 have a weighted average remaining contractual life of 7.8 years. No options were granted during the year ended December 31, 2001. The weighted average grant date fair value for options granted during 2000 was $0.79. No options were exercised during the years ended December 31, 2001 and 2000. During the year ended December 31, 2001, 666,667 options were canceled. No options were canceled during the year ended December 31, 2000.

        The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", in accounting for its stock incentive plans. Accordingly, no compensation expense has been recognized in the consolidated statements of operations. Had compensation expense for the Company's stock incentive plans been determined based upon the fair value at the grant date for awards under the Stock Incentive Plans consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation", net loss and loss per share for the year ended December 31, 2000 would have been the pro forma amounts indicated in the table below:

2000
Net loss available to Common Shares, as reported	$(8,958,511)
Net loss available to Common Shares, pro forma	$(9,893,511)
Loss per share—basic and diluted, as reported	$(2.01)
Loss per share—basic and diluted, pro forma	$(2.22)

        As no options were granted during the year ended December 31, 2001, no pro forma information for the period is included above. The assumptions used in estimating the fair value on the grant date using the Black-Scholes option-pricing model are as follows:

2000
Risk-free interest rate	6.63%
Expected life in years	7.47
Expected volatility	53.85%
Expected dividend yield	7.30%

Note 8—Loss Per Share

        The Company has adopted the Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("EPS") for all periods presented herein. Net loss per weighted average Common Share outstanding—basic and net loss per weighted average Common Share outstanding—diluted is computed based on the weighted average number of Common Shares outstanding for the period. The weighted average number of Common Shares outstanding for the years ended December 31, 2001 and December 31, 2000 were 4,517,524 and 4,459,656 respectively. Common share equivalents of approximately 3.6 million include outstanding convertible preferred shares, warrants and stock options, and are not included in net loss per weighted average Common Share outstanding—diluted as they would be anti-dilutive.

	For the years ended December 31,
	2001	2000
Numerator
Net Loss	$(2,654,981)	$(8,314,953)
Preferred Share Dividends	(630,141)	(643,558)

Net loss available to Common Shareholders	$(3,285,122)	$(8,958,511)

Denominator
Weighted average Common Shares outstanding at December 31, 2001 and 2000, respectively: Basic and Diluted	4,517,524	4,459,656

Basic and Diluted EPS
Net loss available to Common Shareholders—Basic and Diluted	$(0.73)	$(2.01)

Note 9—Dividends/Distributions

        During 2001 and 2000, cash distributions declared with respect to the Class A Preferred Shares were $0.95 per annum per Class A Preferred Share. No cash distributions were declared during 2001 and 2000 with respect to the Common Shares.

Note 10—Income taxes

        The income tax provision consists of the following components:

	2001	2000
Current	$40,000	$—
Deferred	—	—

Total tax provision	$40,000	$—

        The tax provision differs from the expense that would result from applying Federal statutory rates as follows:

	2001	2000
Benefit at Federal statutory rate	$(894,000)	$(2,827,000)
Alternative minimum tax	40,000	—
State income benefit, net of Federal tax effect	(170,000)	(538,000)
Permanent differences:
Amortization of goodwill	530,000	420,000
Reduction of real estate basis	248,000	1,720,000
Disposal of Stonehaven Technologies net assets	993,000	—
Change in valuation allowance	(654,000)	2,180,000
Other	(53,000)	(955,000)

Tax provision	$40,000	$—

        The presentation of the reconciliation of the tax provision to the expense that would result from applying Federal statutory rates for 2000 has been changed to conform to the classifications used in 2001 and to properly record the permanent differences and the valuation allowance. This change had no effect on the tax provision or net income as previously reported.

        Deferred tax assets and liabilities consist of the following:

2001
Deferred tax assets:
Net operating loss carryforwards	$1,301,000
Accrual and other timing variances	185,000
Alternative minimum tax credit	40,000
Valuation allowance	(1,526,000)
Deferred tax liabilities	—

Net deferred tax assets	$—

        Realization of deferred tax assets is dependent upon generation of sufficient future taxable income. Management has determined that sufficient uncertainty exists regarding the realizability of a significant portion of the net deferred tax assets. As such, management has provided a valuation allowance of $1,526,000 against such net deferred tax assets of the Company as of December 31, 2001.

        At December 31, 2001, the Company had net operating loss carryforwards of approximately $3,215,000 available to be carried to future periods. The loss carryforwards expire as follows:

2001
2012	$308,000
2018	739,000
2019	115,000
2020	2,053,000

Total net operating loss carryforwards	$3,215,000

Note 11—Related Party Transactions

Transactions with Officers

        On February 24, 2000, the Company acquired Stonehaven Technologies (formerly NETLink International, Inc. "Netlink"). The Company exchanged 914,292 Common Shares (valued at $4.375 per share or an aggregate of $4.0 million) for all of the outstanding stock of Netlink. Odeh Muhawesh and Mary Henschel, former shareholders of Netlink, received, either directly or indirectly a significant portion of such consideration and became officers of Stonehaven Technologies. On July 10, 2001, Stonehaven Technologies' sold certain of its assets to Stellent pursuant to an Asset Purchase Agreement between the Company, Stonehaven Technologies and Stellent. In connection with the July 2001 transaction, Stonehaven Technologies and Mary Henschel, former President of Stonehaven Technologies, entered into a Separation Agreement whereby Ms. Henschel was required to separate from her employment with Stonehaven Technologies. Further, Stonehaven Technologies' employment agreement with Mr. Lund was terminated on September 9, 2001 and as of December 31, 2001, the Company has accrued related termination costs of $240,000. Odeh Muhawesh continues to serve as Chief Knowledge Officer and the sole employee of Stonehaven Technologies under his employment contract which expires on March 31, 2002. Unpaid costs through the end of Mr. Muhawesh's employment agreement totaling $37,000 have been accrued as of December 31, 2001.

        Separately, Mr. Lund continues to serve as the Company's Chief Executive Officer.

Management Fees

        The Company maintains a property management agreement with Hoyt Properties Inc. ("Hoyt"), an entity controlled by a Trustee of the Company, to serve as Property Manager of the commercial properties owned by the Company. In connection with the agreement, Hoyt manages the day-to-day operations of properties owned by the Company and receives a management fee for this service. Management fees paid to Hoyt were approximately $87,000 and $241,000 for the years ended December 31, 2001 and December 31, 2000, respectively.

Transactions between Companies under Common Management

        Stonehaven Technologies had a customer relationship in which Odeh Muhawesh, an officer of Stonehaven Technologies, and certain other former members of the Company's management performed certain management responsibilities for the customer from approximately January 1 through June 30, 2000. Revenues recognized from this customer for the year ended December 31, 2001 and for the period commencing with the February 24, 2000 acquisition date through December 31, 2000 were approximately zero and $353,000, respectively. As of December 31, 2000, accounts receivable from the customer totaled approximately $114,000 and amounts due to the customer totaled $30,000. As of December 31, 2001, such amounts were written off.

Rental Income

        During the years ended December 31, 2001 and December 31, 2000, the Company recognized revenue of approximately zero and $23,000, respectively, on office space leased to Hoyt.

Rental Expense

        During the years ended December 31, 2001 and December 31, 2000, the Company recognized rental expense of approximately $10,000 and $175,000, respectively, related to office space leased from Hoyt. In connection with the sale of certain assets of Stonehaven Technologies on July 10, 2001, the Company's five-year lease agreement was transferred to Stellent.

Note 12—Rentals under operating leases

        The Company and its subsidiaries lease residential and commercial space to individual and corporate tenants. These leases expire at various times through 2009. The following is a schedule by year of minimum rental income under such operating leases.

Year
2002	$798,882
2003	738,652
2004	438,165
2005	272,965
2006	52,932
Thereafter	141,152

$2,442,748

        The total minimum future rentals presented above do not include amounts that may be received from commercial properties as tenant reimbursements.

        During the year ended December 31, 2001, three tenants represented approximately 71.1% of the Company's rental revenues. During the year ended December 31, 2000, two tenants represented approximately 31.5% of the Company's rental revenues.

        Two of the commercial properties have one primary tenant who each leases 100% of each property's rentable square footage and represent 20.3% of the Company's aggregate rentable square footage of its commercial portfolio. The future minimum rental income from these tenants represents approximately 57.8% of the above total.

Note 13—Commitments and Contingencies

Liquidity

        As of December 31, 2001, our unrestricted cash resources were $1,541,000 and our marketable securities available for sale were $2,365,000. The Company's marketable securities represented 80,000 shares of common stock of Stellent at a fair market value of $29.56 per share (based on the NASDAQ closing quote per share on December 31, 2001). Such shares were acquired on July 10, 2001, had a fair market value as of July 9, 2001 of $29.94 per share and were registered effective as of September 7, 2001 with the Securities and Exchange Commission. We believe our cash resources and marketable securities are sufficient to sustain the Company's liquidity needs for the next twelve months.

        In addition to our current cash resources and marketable securities, the Company may have additional borrowing capacity available based on our real estate investments subject to certain loan to value ratios and other conditions. Further, we believe the sale of our investments in real estate, if required, would generate additional cash to meet our ongoing liquidity needs. There can be no assurance that the Company will pursue such additional financing or disposition or that should the Company pursue such additional financing or disposition, that such financing would be available to the Company or that such disposition would occur or that either would be on terms acceptable to the Company.

        Subsequent to December 31, 2001 and through February 15, 2002, the Company sold an additional 40,000 shares of Stellent stock at an average sale price of $31.34 per share, net of commissions. The NASDAQ closing quote on February 15, 2002 was $16.21. per share of common stock of Stellent.

Employment Agreements

        As of December 31, 2001, the Company has one employment agreement with Odeh Muhawesh, the Chief Knowledge Officer of Stonehaven Technologies, dated February 23, 2000. The employment agreement provides for an initial base salary of $120,000, health, life and disability and other benefits extended by the Board of Trustees to other similarly situated executives and a discretionary performance bonus. The employment agreement expires on March 31, 2002. In the event that the Company terminates the executive's employment without cause or following a change of control of the Company, the Company or, in the case of change of control, its successor, will be obligated to pay the executive's base salary and benefits for a two-year period.

        Prior to December 31, 2001, Stonehaven Technologies had employment agreements with Duane H. Lund, the former Chief Executive Officer of Stonehaven Technologies and Mary S. Henschel, former President of Stonehaven Technologies which provided terms identical to that of Mr. Muhawesh identified above. In connection with the July 2001 transaction, Stonehaven Technologies and Mary Henschel, former President of Stonehaven Technologies, entered into a Separation Agreement whereby Ms. Henschel was required to separate from her employment with Stonehaven Technologies. Further, Stonehaven Technologies' employment agreement with Mr. Lund was terminated on September 9, 2001 and as of December 31, 2001, the Company has accrued related termination costs of $240,000. Odeh Muhawesh continues to serve as Chief Knowledge Officer and the sole employee of Stonehaven Technologies under his employment contract which expires on March 31, 2002. Unpaid costs through the end of Mr. Muhawesh's employment agreement totaling $37,000 have been accrued as of December 31, 2001.

        Mr. Lund continues to serve as the Company's Chief Executive Officer without an employment agreement.

Legal Proceeding

        On December 29, 2000, Stonehaven notified Odeh Muhawesh, a former Trustee of the Company and current Chief Knowledge Officer of Stonehaven Technologies, that it was suspending its payment to him under a promissory note assumed by Stonehaven Technologies. Stonehaven Technologies assumed the payment obligation in February 2000 pursuant to the terms of the merger agreement between the Company, Stonehaven Technologies and NETLink International, Inc. ("NETLink"), a company founded and owned by Mr. Muhawesh whereby NETLink was merged into Stonehaven Technologies. Management of the Company believes Mr. Muhawesh is in default under the merger agreement for, among other things, failure by him to cause to be transferred to Stonehaven Technologies 5% of the issued and outstanding stock of MyFreeDesk.com, Inc.

        On January 8, 2001, Mr. Muhawesh filed a complaint against Stonehaven Technologies in the District Court of Hennepin County, Minnesota alleging that Stonehaven Technologies failed to pay him $350,000 on January 1, 2001 under the terms of a promissory note. The Company has filed a counterclaim against Mr. Muhawesh requesting, among other things, the repayment of amounts previously paid to him under the promissory note. The matter is scheduled for trial in June 2002.

Legal Actions

        In the normal course of business, the Company is involved in legal actions arising from the ownership and administration of its properties and its technology segment. In management's opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a materially adverse effect on the consolidated financial position, operations or liquidity of the Company.

License Agreements and Sales and Marketing Contract

        In connection with the sale of certain assets of Stonehaven Technologies on July 10, 2001, Stonehaven Technologies terminated its two-year license agreement with Stellent Inc. entered into during 2000. As a result, unamortized costs totaling approximately $148,000 as of July 10, 2001, are recorded as an offset to the gain on sale of certain assets of Stonehaven Technologies.

        Further as a result of the sale of certain assets of Stonehaven Technologies on July 10, 2001, our ability to market our royalties and licensing agreements entered into during 2000 and 2001 has been significantly impaired primarily due to the fact that Stellent has become an active competitor to our technology. As a result, the Company recorded the unamortized costs of these assets as of July 10, 2001 of approximately $1,210,000 ($1,800,000 net of accumulated amortization of approximately $590,000) as an offset to the gain on sale of certain assets of Stonehaven Technologies. Of this amount $300,000 represents costs incurred in connection with additional licenses acquired during 2001.

Sales and Marketing Contract

        In connection with the sale of certain assets of Stonehaven Technologies in July 2001, Stonehaven Technologies terminated its sales and marketing contract entered into during 2000.

Note 14—Supplemental Information to Statements of Cash Flows

	For the year ended December 31,
	2001	2000
Interest paid	$751,012	$1,789,504

Supplemental schedule of non-cash investing and financing activities:
The following assets and liabilities were assumed in connection with the acquisition of Stonehaven Technologies:
Furniture and equipment	$—	$(74,672)
Accounts receivable	—	(430,888)
Goodwill	—	(4,499,777)
Other assets	—	(74,604)
Line of credit	—	68,466
Related party note payable	—	750,000
Other liabilities	—	422,233
Common Shares	—	9,143
Additional paid in capital	—	3,990,858

Cash proceeds from acquisition of consolidated subsidiary	$—	$160,759

	For the year ended December 31,
	2001	2000
The following assets and liabilities were assumed in connection with the acquisition of the Plymouth Properties and additions to other properties:
Purchase of real estate	$—	$(6,772,313)
Additions to real estate	(43,305)	(3,254)
Mortgage notes payable	—	4,471,694
Minority interests	—	794,627
Common shares	—	429
Additional paid in capital	—	149,571

Acquisition of and additions to real estate properties	$(43,305)	$(1,359,246)

The following assets and liabilities were disposed of in connection with the dispositions of Lake Pointe, Highlander, the Thresher Property and Cold Springs:
Disposition of real estate	$8,184,686	$16,575,767
Disposition of investment in unconsolidated subsidiary	—	95,756
Restricted cash	—	582,965
Deferred costs and other assets	26,552	244,710
Mortgage note payable	(7,306,716)	(9,289,460)
Accounts payable and accrued liabilities	(140,997)	(62,972)
Security deposits	(4,111)	(43,914)
Dividends paid	—	(45,000)
Preferred shares	—	(950)
Additional paid in capital	—	(5,224)
Loss on sale of investment in real estate	(165,835)	(7,880,679)

Cash proceeds from dispositions of real estate properties	$593,579	$170,999

The following assets and liabilities were disposed of in connection with the disposition of certain assets of Stonehaven Technologies:
Disposition of equipment, net	$675,616	$—
Fair market value of marketable securities received	(5,988,000)	—
Deferred costs and other assets	1,635,688	—
Goodwill, net	2,451,695	—
Accrued expenses	240,000	—
Gain on sale of certain assets of Stonehaven Technologies	397,263	—

Costs associated with dispositions of certain assets of Stonehaven Technologies	$(587,738)	$—

Dividends and distributions payable	$—	$709,139

Sales and marketing warrant valuation	$—	$682,338

Software licensing prepaid minimum royalty	$—	$1,500,000

Note 15—Information by Business Segment

        In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information". This Statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. Management views the operations of its real estate properties and technology operations as two segments.

	Real Estate Properties	Technology	Total
Year ended December 31, 2001
Revenues	$1,910,924	$1,913,072	$3,823,996
Operating expenses	714,319	1,003,573	1,717,892

Income from operations	$1,196,605	$909,499	$2,106,104

Segment assets at December 31, 2001	$11,226,677	$3,585,306	$14,811,983

Year ended December 31, 2000
Revenues	$5,483,239	$2,632,825	$8,116,064
Operating expenses	2,182,761	2,414,741	4,597,502

Income from operations	$3,300,478	$218,084	$3,518,562

Segment assets at December 31, 2000	$22,208,316	$5,935,731	$28,144,047

        The following table reconciles income from operations for reportable segments to loss from operations as reported in the Consolidated Statements of Operations.

	Year ended December 31,
	2001	2000
Income from operations for reportable segments	$2,106,104	$3,518,562
Add:
Equity in income of unconsolidated entities	—	2,912
Minority interests	132,080	571,333
Less:
General and administrative	(1,814,488)	(2,969,153)
Interest	(721,682)	(1,790,804)
Product development	(114,917)	(396,181)
Nonrecurring expenses	—	(408,415)
Amortization	(1,319,846)	(1,629,539)
Depreciation	(446,543)	(952,758)

Loss from operations	$(2,179,292)	$(4,054,043)

QuickLinks

SELLING SHAREHOLDERS' PROSPECTUS
STONEHAVEN REALTY TRUST 3,115,347 Common Shares American Stock Exchange RPP
The date of this prospectus is May 6, 2002.
TABLE OF CONTENTS
PROSPECTUS SUMMARY
The Company
The Offering
Risk Factors
Stonehaven Realty Trust
RISK FACTORS
USE OF PROCEEDS
DETERMINATION OF OFFERING PRICE
DILUTION
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL PROCEEDINGS
MANAGEMENT
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
DESCRIPTION OF SECURITIES
INTEREST OF NAMED EXPERTS AND COUNSEL
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
ORGANIZATION WITHIN LAST FIVE YEARS
DESCRIPTION OF THE BUSINESS
MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS
EXECUTIVE COMPENSATION
FINANCIAL STATEMENTS
CHANGES IN AND DISAGREEMENT WITH ACCOUNTSANT ON ACCOUNTING AND FINANCIAL DISCLOSUIRE
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
INDEMNIFICATION OF DIRECTORS AND OFFICERS
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
RECENT SALES OF UNREGISTERED SECURITIES
EXHIBITS
UNDERTAKINGS
STONEHAVEN REALTY TRUST AND SUBSIDIARIES INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
Stonehaven Realty Trust and Subsidiaries Consolidated Balance Sheet December 31, 2001
Stonehaven Realty Trust and Subsidiaries Consolidated Statements of Operations
Stonehaven Realty Trust Consolidated Statement of Cash Flows
Stonehaven Realty Trust and Subsidiaries Notes to Consolidated Financial Statements